SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Possis Medical, Inc.
(Name of Subject Company)

Possis Medical, Inc.
(Name of Persons Filing Statement)

Common Shares
(Title of Class of Securities)

737407106
(CUSIP Number of Class of Securities)

Robert G. Dutcher
Possis Medical, Inc.
9055 Evergreen Blvd NW
Minneapolis, Minnesota 55433-8003
(763) 780-4555
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Thomas Martin
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
(612) 340-2600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address.

The name of the subject company is Possis Medical, Inc., a Minnesota corporation (the “Company”), and the address of the principal executive offices of the Company is 9055 Evergreen Blvd NW, Minneapolis, Minnesota 55433-8003. The telephone number for its principal executive offices is (763) 780-4555.

(b)	Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is common stock, par value $0.40 per share (the “Common Stock”) of the Company, including the associated rights to purchase shares of capital stock of the Company issued pursuant to that certain Amended and Restated Rights Agreement dated as of December 23, 2006 by and between the Company and Wells Fargo Bank, National Association (the “Shares”). As of February 8, 2008, 17,034,157 shares of the Company’s Common Stock were issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)	Tender Offer.

This Statement relates to the cash tender offer by Phoenix Acquisition Corp. (“Purchaser”), a Minnesota corporation and wholly owned subsidiary of MEDRAD, Inc., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated February 25, 2008 (the “Schedule TO”) filed with the Securities and Exchange Commission, to purchase all of the outstanding Shares at a price of $19.50 per share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 25, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 11, 2008, by and among Parent, Purchaser and the Company, as amended by Amendment No. 1 to Agreement and Plan of Merger dated February 20, 2008 (as amended, the “Merger Agreement”). The Merger Agreement is filed as Exhibits (e)(1) and (e)(2) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as practicable following completion of the Offer, Purchaser will merge with and into the Company (the “Merger”) and the Company will continue as the surviving company under the laws of the State of Minnesota (the “Surviving Corporation”), and the separate corporate existence of Purchaser will cease. In the Merger, the Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by Parent, the Company, any subsidiary of Parent or any subsidiary of the Company, all of which will be cancelled, and other than Shares, where applicable, held by shareholders who are entitled to and who have properly exercised dissenters’ rights under the Minnesota Business Corporation Act (the “MBCA”)), will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

The Offer to Purchase states that the principal executive offices of Purchaser are located care of MEDRAD, Inc. at 100 Global View Drive, Warrendale, PA 15086. The telephone number of Purchaser at such location is (724) 940-6800.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are, except as noted below, described in the Information

Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex A and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below, the Information Statement or as incorporated herein by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

(a)	Agreements Between the Company and its Executive Officers, Directors and Affiliates.

Certain members of management and the Company’s Board of Directors (the “Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company shareholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to the executive officers and directors of the Company to certain severance and other benefits.

Interests of Executive Officers and Directors

Change in Control Termination Pay Plan

The Possis Medical, Inc. Change in Control Termination Pay Plan (the “Plan”) provides for benefits to executive officers and other employees named in the plan in the event of a change in control of the Company. For these purposes, a change of control includes any change of control that would be required to be reported under the federal proxy rules, and would include the acquisition of more than two thirds of the Company’s outstanding Shares upon acceptance of tenders in the Offer. The executives participating in the Plan include Robert G. Dutcher, Irving R. Colacci, Jules L. Fisher, James D. Gustafson, Shawn F. McCarrey, Robert J. Scott and John C. Riles. For these executives, the Plan provides for both severance benefits if the executive is terminated without cause or resigns for good reason within 24 months after a change of control, and for a transaction bonus payable upon consummation of a change of control. The conditions under which the executive officers are entitled to benefits under the Plan have been altered by the terms of employment agreements entered into by the Company and the executive officers at the request of and with the consent of Parent and which will become effective upon acceptance of tenders of and payment for the Shares pursuant to the Offer (the “Acceptance Date”), as described below under “Employment Agreements.”

Severance Benefits.  The Plan provides for severance payments that vary based on the position of the executive and that are payable if the executive’s employment is terminated (i) by the Company other than for cause or (ii) by the executive for good reason, within 24 months after a change in control of the Company. The payment is equal to the sum of (x) 36 times for Mr. Dutcher, 24 times for Messrs. Colacci, Fisher, Gustafson, McCarrey and Scott, and 12 times for Mr. Riles the executive’s highest monthly base salary during the six months immediately before his termination, and (y) all annual incentive payments that the executive would have received for the year in which his termination occurs. In addition, the executives are entitled to receive from the Company continuation of welfare benefits for a period of time after termination equal to the multiplier used for purposes of the severance payment, or if shorter, until the executive obtains full-time employment providing similar benefits. If an executive is terminated during the 24 months after a change of control, the Plan also obligates the Company to provide group outplacement counseling services having a value not exceeding $20,000 for Mr. Dutcher, $15,000 for Messrs. Colacci, Fisher, Gustafson, McCarrey and Scott, and $10,000 for Mr. Riles.

Cash Transaction Bonus.  The Plan also provides for a cash payment to executive officers upon a change in control, regardless of whether the executive’s employment is terminated (the “Cash Transaction Bonus”). Under the Cash Transaction Bonus, the Company pays a cash bonus from a bonus pool when the change of control occurs. The amount of the bonus pool is based on the premium in value of the Company represented by the transaction over the value of the Company prior to public announcement of the transaction. The Plan provides that the value prior to announcement is measured by the stock price averaged over the thirty days prior to announcement of a change in control agreement. If the premium is less than 11%, no bonus pool is created. If the premium is 11-20%, the bonus pool is 2% of the transaction value. If the premium is 21-30%, the bonus pool is 2.5% of the transaction value. If the premium is 31-40%, the bonus pool is 3% of the transaction value. If the premium is 41-50%, the bonus pool is 3.5% of the transaction value. If the premium is greater than 50%, the bonus pool is 4% of the transaction value. The plan provides that the participation in the bonus pool of Mr. Dutcher is 30%, of Messrs. Colacci, Fisher, Gustafson, McCarrey and Scott is 10% and of Mr. Riles is 5%.

The average stock price during the thirty days prior to announcement of the Merger on February 11, 2008 was $14.13. The transaction price represents a premium of 36% over such price and the bonus pool is therefore 3% of the aggregate price to holders of Shares, or a total pool of approximately $10,871,160, 13% of which is unallocated and will not be paid and 2% of which has been allocated to a non-executive management employee. Accordingly, the Company estimates that the Merger will result in Robert G. Dutcher receiving a Cash Transaction Bonus of approximately $3,261,348. In addition, the Company estimates that each of Irving R. Colacci, Robert J. Scott, Jules L. Fisher, James D. Gustafson and Shawn F. McCarrey will each be paid a Cash Transaction Bonus of approximately $1,087,116 and John C. Riles will be paid a Cash Transaction Bonus of approximately $543,558.

Tax Gross-Up.  Under the Plan, Robert G. Dutcher and Robert J. Scott are entitled to receive gross-up payments from the Company related to taxes imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, on any payments or distributions received by them under the Plan.

For more information on the Plan, see the Information Statement attached to this Statement as Annex A and the Plan filed as Exhibit (e)(14) hereto.

Robert Dutcher Supplemental Executive Retirement Deferred Compensation Agreement

Under the Robert Dutcher Supplemental Executive Retirement Deferred Compensation Agreement, Restated as of August 1, 2006 (the “SERP Agreement”), certain accelerated contributions by the Company are to be made upon a change in control. The value of these contributions is $276,219. In addition, Mr. Dutcher is to begin receiving the annual payments he is entitled to under the SERP Agreement as if he had obtained normal retirement age immediately prior to the change in control. For more information on the SERP Agreement, see the Information Statement attached to this Statement as Annex A and the SERP Agreement filed as Exhibit (e)(10) hereto.

Employment Agreements

At the request of Parent, but as approved by the Compensation Committee of the Company, the Company entered into employment agreements with Mr. Dutcher on February 11, 2008 and with Messrs. Colacci, Fisher, Scott, Gustafson, McCarrey and Riles on February 19, 2008. These employment agreements become effective only on and after the Acceptance Date.

Chief Executive Officer.  When effective, the employment agreement with Robert G. Dutcher, Chief Executive Officer of the Company, requires the Company to pay (i) all of the sums due Mr. Dutcher as a Cash Transaction Bonus under the Plan, as detailed above, (ii) an additional payment equal to the severance payments under the Plan that would be due Mr. Dutcher if his employment had been terminated on the effective date of the employment agreement in recognition of his entitlement to such payments under the terms of the Plan notwithstanding his continued employment on the terms set forth in such agreement, including all gross-up payments to which he is entitled under the Plan, and (iii) all contributions and annual payments due under the SERP Agreement, as detailed above. The agreement also provides for Mr. Dutcher’s continued employment for a period of one year. The Company estimates that the aggregate cash value of salary and bonus severance payments due to Mr. Dutcher under the Plan, is approximately $1,694,096, and the cash value of the payments under the SERP Agreement is approximately $276,219. Further, the employment agreement provides that the Company will continue the health and welfare benefits afforded Mr. Dutcher at the effective date of the agreement until the 60th month after the change of control, as opposed to the 36 months of such benefits due Mr. Dutcher under the Plan. The Company estimates that the cash value of this benefit at approximately $106,335. Based on preliminary calculations, the amount of the gross-up payment that will be due Mr. Dutcher is estimated at approximately $2,811,000.

During the one year term of his employment under the employment agreement, Mr. Dutcher will serve as President of the Company and will be paid a base salary equal to $390,000 per year, plus a bonus based upon achievement of certain targets of up to $260,000. Mr. Dutcher has also agreed to provide up to one hundred hours per year of consulting services at a rate of $250.00 per hour for a period of two years following the termination of his employment under the employment agreement.

Chief Financial Officer and General Counsel.  When effective, the employment agreements with Jules L. Fisher, Chief Financial Officer of the Company, and Irving R. Colacci, General Counsel of the Company, require the Company to pay (i) all of the sums due Mr. Fisher and Mr. Colacci as a Cash Transaction Bonus, as detailed above, and, (ii) in recognition of their entitlement to such payments under the terms of the Plan notwithstanding their employment on the terms set forth in such agreements, an additional payment equal to the severance payments that would be due Mr. Fisher and Mr. Colacci under the Plan if their employment had been terminated on the effective date of their employment agreements. The Company estimates that aggregate value of severance payments due to each of Mr. Fisher and Mr. Colacci under the Plan are approximately $664,254 and $633,254, respectively.

During the six month term of their employment agreements, Mr. Fisher will be paid a base salary equal to $200,000 per year, plus a bonus based upon achievement of certain targets of up to $65,500, and Mr. Colacci will be paid a base salary equal to $190,000 per year, plus a bonus based upon achievement of certain targets of up to $60,000. In addition, Mr. Fisher and Mr. Colacci will receive the health and welfare benefits, and other benefits (including automobile allowance, health club membership allowance, tax preparation allowance, and deferred compensation contribution) they received prior to the effective date for the six month term of the employment agreements, and continuing for two years after those agreements terminate. The Company estimates the value of such benefits for Mr. Fisher and Mr. Colacci during the two years after termination at approximately $72,813 and $70,207, respectively. Mr. Fisher and Mr. Colacci will also be entitled to $15,000 of group outplacement counseling services after termination of the employment agreement.

Other Executive Officers.  The employment agreements with James D. Gustafson, Senior Vice President, Research & Development, Engineering, Clinical Evaluation and Chief Quality Officer; Shawn F. McCarrey, Executive Vice President, Worldwide Sales & Marketing; Robert J. Scott, Vice President, Manufacturing Operations, Information Technology and Chief Security Officer and John C. Riles, Vice President, Business Development and Strategy, provide for the continued employment of each executive until the agreement is terminated. The agreements may be terminated by either the Company or the executive with 30 days written notice.

Under the employment agreements, the Company acknowledges that Mr. Gustafson, Mr. McCarrey, Mr. Scott and Mr. Riles shall be entitled to the Cash Transaction Bonus (including any gross-up payments due Mr. Scott), as detailed above, at the effective date of each employment agreement. Pursuant to the employment agreements, each of Mr. Gustafson, Mr. McCarrey, Mr. Scott and Mr. Riles waived any severance payments due under the Plan as a result of termination of employment. Instead, each employment agreement provides that in the event the executive’s employment is terminated prior to the second anniversary of the employment agreement without “cause” (as defined in the employment agreement), the executive shall be entitled to participate in the Company’s welfare benefit plans and receive other equivalent benefits for a period of 24 months following such termination and will be entitled to the following payments: Mr. Gustafson, $578,671; Mr. McCarrey, $675,860; Mr. Riles, $225,219; and Mr. Scott, $495,235 plus, in the case of Mr. Scott, a tax gross-up related to taxes imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, on such amount to which he would have been entitled under the Plan. If the executive remains employed after the second anniversary of the agreement, the executive is entitled to a payment of $100,000.

During the term of the agreements, Mr. Gustafson will be paid an annual base salary equal to $189,600 per year, plus an annual bonus based upon achievement of certain targets of up to $133,000; Mr. McCarrey will be paid an annual base salary equal to $204,000 per year, plus an annual bonus based upon achievement of certain targets of up to $200,000; Mr. Scott will be paid an annual base salary equal to $160,000 per year, plus an annual bonus based upon achievement of certain targets of up to $107,000, and Mr. Riles will be paid an annual base salary equal to $150,000 per year, plus an annual bonus based upon achievement of certain targets of up to $50,000. Because the Company was exceeding bonus targets at the time of announcement of the transaction and because the Company’s performance for the fiscal year ending July 31, 2008 may be affected by the change in control, the employment agreements for these executives provide for full payment of the annual bonus as of July 31, 2008, and a bonus of a pro rata amount (five-twelfths) based upon achievement of new targets for the balance of the current calendar year.

The foregoing summary of the employment agreements is qualified in its entirety by reference to the employment agreements attached hereto as Exhibits (e)(3) through (e)(9) and incorporated herein by reference.

The Company’s Stock Option Plans

All outstanding and unvested options to purchase shares of Common Stock were accelerated and became fully exercisable concurrently with execution of the Merger Agreement. The Merger Agreement provides that each Company stock option outstanding immediately prior to the Effective Time will be cancelled. The holder of an option will become entitled to receive, in full satisfaction of their rights, a single lump-sum cash payment equivalent to (A) the number of shares of the Company’s Common Stock for which their option has not been exercised and (B) the excess, if any, of the Offer Price over the exercise price per share of their option. If the exercise price of any option exceeds the Offer Price, then the option will be cancelled without payment of any consideration.

As a result of the foregoing, the approximate aggregate dollar value of the outstanding options, based on the excess, if any, of the Offer Price over the exercise price per share subject to such options, held by the Company’s executive officers, is: Robert G. Dutcher, $6,314,680; Irving R. Colacci, $2,456,343; Robert J. Scott, $2,461,957; James D. Gustafson, $2,445,018; Jules L. Fisher, $490,661; Shawn F. McCarrey, $1,748,036 and John C. Riles, $393,878; and the aggregate dollar value of the outstanding options, based on the excess, if any, of the Offer Price over the exercise price per share subject to such options, issued to the Company’s non-employee directors, are: Mary K. Brainerd, $467,499; Seymour J. Mansfield, $584,754; William C. Mattison, $832,436; Whitney A. McFarlin, $793,720; Donald C. Wegmiller, $371,537; and Rodney A. Young, $582,318. The approximate aggregate dollar value of all the outstanding options issued to employees and directors of the Company (including the options of the officers and non-employee directors listed above), based on the excess, if any, of the Offer Price over the exercise price per share subject to such option, is $30,205,954.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibits (e)(1) and (e)(2) hereto and is incorporated herein by reference.

The Company’s Restricted Stock

The Merger Agreement provides that the Company’s restricted shares, which are outstanding shares of the Company’s Common Stock subject to vesting or other forfeiture restrictions or are subject to a right of repurchase by the Company at a fixed purchase price, will vest and the restrictions associated with them will automatically be deemed waived at the Effective Time.

The number of shares of restricted stock held by the executive officers that will vest at the Effective Time, are: Robert G. Dutcher, 5,040; Irving R. Colacci, 3,120; Robert J. Scott, 3,090; James D. Gustafson, 3,157; Jules L. Fisher, 3,120; Shawn F. McCarrey, 3,097 and John C. Riles, 1,357. Each non-employee director, including Ms. Brainerd, and Messrs. Mansfield, Mattison, McFarlin, Wegmiller, and Young, holds 528 shares of restricted stock that will vest at the Effective Time

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibits (e)(1) and (e)(2) hereto and is incorporated herein by reference.

Directors’ and Officers’ Indemnification and Insurance

The Merger Agreement provides that the Surviving Corporation will indemnify each present and former director or officer. The Surviving Corporation will indemnify against all claims, losses, liabilities, damages, judgments, fines and fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative legislative or investigative (whether internal or external) arising out of or pertaining to the fact that the indemnified party is or was a director or officer of the Company, whether asserted or claimed prior to, at or after the Effective Time, to the same extent that such indemnified party was entitled to indemnification under the Company’s Articles of Incorporation and Bylaws as in effect on the date of the Merger Agreement. Each indemnified party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation to the same extent that such indemnified party was entitled to advancement of expenses under the

Company’s Articles of Incorporation and Bylaws as in effect on the date Merger Agreement. The Merger Agreement further provides that for the six year period commencing at the Effective Time, the Surviving Corporation will maintain directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time at a level not less favorable to such individuals than the directors’ and officers’ liability insurance coverage presently maintained by the Company. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibits (e)(1) and (e)(2) hereto and is incorporated herein by reference.

Interests of All Employees

Employee Benefits

The Merger Agreement provides that, for a period of twelve months following the Merger becoming effective as set forth in the Articles of Merger, the Surviving Corporation will provide current employees of the Company and its Subsidiaries who continue employment with the Surviving Corporation with compensation and benefits that are substantially similar in the aggregate than those provided under the Company’s compensation and benefit plans, programs, policies, practices and arrangements (excluding equity-based programs) in effect at the effective time of the Merger (the “Effective Time”). The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibits (e)(1) and (e)(2) hereto and is incorporated herein by reference.

The Company’s Employee Stock Purchase Plan

The Company has suspended participation in the Possis Medical, Inc. Restated Employee Stock Purchase Plan (the “ESPP”) effective as of February 10, 2008. In addition, the ESPP shall terminate immediately prior to the Effective Time. Finally, any contributions by participants in the ESPP during the Offer are to be refunded to such participant in cash.

Section 16 Matters

The Board has taken steps to cause any dispositions of shares of its Common Stock or options to acquire shares of its Common Stock in connection with the Offer or the Merger to be exempt from the effects of Section 16 of the Exchange Act by virtue of Rule 16b-3 promulgated under the Exchange Act.

(b)	Agreements between the Company and Parent.

In connection with the transactions contemplated by the Merger, the Company and Parent entered into the Merger Agreement February 11, 2008 and a Confidentiality Agreement dated October 12, 2007.

The Merger Agreement

The summary of the material terms of the Merger Agreement set forth under the caption “Terms of the Offer; Expiration Date” in the Offer to Purchase is incorporated herein by reference. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibits (e)(1) and (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

On October 12, 2007, the Company and Parent entered into a Mutual Confidentiality Agreement (the “Confidentiality Agreement”) to facilitate the mutual sharing of information in order to allow Parent and the Company to evaluate a potential transaction. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement which is filed as Exhibit (e)(12) hereto and is incorporated herein by reference.

Ownership of Company Securities

The Offer to Purchase states that neither Parent nor Purchaser owns any Shares.

Board Designees

The Merger Agreement provides that promptly upon payment by Purchaser of Shares representing at least two-thirds of the total number of outstanding shares of the Company’s Common Stock, Parent shall be entitled to designate that number of directors, rounded up to the next whole number, on the Board that equals the product of (a) the total number of directors on the Board, giving effect to the election of any additional directors, multiplied by (b) the percentage that the number of shares of the Company’s Common Stock held by Parent and Purchaser bears to the total number of share of the Company’s Common stock then outstanding. The Company shall promptly take all actions necessary to cause Parent’s designees to be elected or appointed to the Board in compliance with law, including increasing the number of directors and seeking and accepting resignations from incumbent directors. Moreover, the Company will take all actions necessary to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Board, each board of directors of each subsidiary of the Company, and each committee of the board of each subsidiary, that represents the same percentage as the designees of Parent represent on the Board.

Following the election or appointment of the Parent’s designees and until the consummation of the Merger, consent of both of the directors of the Company then in office who are not the Parent’s designees will be needed to take any of the following actions: (i) any amendment or termination of the Merger Agreement by the Company, (ii) any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser, (iii) any waiver of any of the Company’s rights or any of the obligations of Parent or Purchaser under the Merger Agreement, (iv) any other consent, action or recommendation by the Company or the Board with respect to the Merger Agreement, the Offer or the Merger or any other transaction contemplated thereby or in connection therewith or (v) any amendment or modification to the Company’s articles of incorporation or bylaws.

The foregoing is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibits (e)(1) and (e)(2) hereto and is incorporated herein by reference.

Parent intends to designate representatives to the Board from among the directors and officers of the Purchaser and Parent. Background information on these individuals is found in the Information Statement attached to this Statement as Annex A and incorporated herein by reference.

(c)	Agreements by and among the Parent, Purchaser and Shareholders of the Company

Tender and Support Agreements

In connection with, and simultaneously with the execution of the Merger Agreement, all of the directors and executive officers of the Company entered into Tender and Support Agreements, dated February 11, 2008, with Parent and Purchaser (the “Support Agreements”). Pursuant to, and subject to the terms and conditions of, the Support Agreements, each director and executive officer has (a) agreed to tender any Shares held by such director or executive officer to Purchaser pursuant to the Offer, (b) agreed to vote, if necessary, such Shares in favor of the Merger and against any alternative transaction. The foregoing summary is qualified in its entirety by reference to the form of Support Agreement, which is filed as Exhibit (e)(11) hereto and is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a)	Solicitation/Recommendation.

The Board, during a meeting held on February 10, 2008, acting on the unanimous recommendation of a special committee, by unanimous vote approved and adopted the Merger Agreement and the transactions contemplated thereby and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the Company and its shareholders.

Accordingly, the Board unanimously recommends that the holders of the Shares accept and tender their Shares pursuant to the Offer, and, if the Merger is required to be submitted to a vote of the Company’s shareholders, vote their Shares in favor of the Merger. A letter to the Company’s shareholders communicating the Board recommendation is filed herewith as Exhibit (a)(11) and is incorporated herein by reference.

(b)	Background of the Transaction.

Although it was incorporated in 1956, the Company has focused its business on medical products since 1994, and more particularly on the mechanical thrombectomy segment of the medical product market. The Company received FDA clearance to begin marketing its AngioJet products in the United States for removal of blood clots in kidney access grafts in late 1996, and for coronary arteries in March 1999. As it expanded the applications for AngioJet and commissioned clinical trials designed to prove its efficacy in ever broader applications, the Company’s revenue from sale of these products grew rapidly. From slightly over $13 million for the fiscal year ending July 31, 1999, the Company had increased its product revenue, almost exclusively from AngioJet, to over $72 million for the year ended July 31, 2004.

From 2001 through 2004, the Company sponsored a study designed to investigate the use of AngioJet in treating acute myocardial infarction (heart attack) prior to balloon angioplasty, regardless of the presence of visible thrombus (the AiMI study). The AiMI study failed to show improvement in infarct size, and the publication of these results in August 2004 had a dramatic effect on the Company’s business. The trading price of the Company’s common stock declined dramatically, the Company was served with putative class action securities litigation, and the Company’s sales, particularly its sales for coronary applications declined for several years, to a low of approximately $62 million in fiscal 2006.

Prior to the release of the AiMI study results, the Company had periodically been approached by companies that had expressed interest in joint projects or in business combination discussions. Until 2005, however, and although the Board reviewed these inquiries with a view to enhancing shareholder value, the Company had not actively sought a business combination partner. Given the growth of the Company’s business and the value afforded the Company’s shares in trading markets, none of these approaches had matured to serious discussions.

Initial Contacts from Parent — The First Engagement

Management of the Company was first contacted by Parent, then a subsidiary of Schering AG, in November 2005, purportedly to discuss joint product initiatives. The Company’s Board of Directors discussed the informal contact made by Parent at its regular meeting on December 7, 2005.

Management, including Mr. Dutcher, Mr. McCarrey and Mr. Scott, met with Mr. Friel and representatives of Parent on December 9, 2005, but discussions quickly progressed to the complementary nature of the businesses and the possibility of a business combination. Mr. Dutcher expressed doubt that Parent could meet the Company’s valuation expectations, given the depressed trading price of the Company’s common stock at that time, which was then trading in a range from approximately $8.00 to $11.00 per share. Nevertheless, Mr. Friel and other executives called Mr. Dutcher in December 2005 and January 2006, expressing enthusiasm for a combination and flexibility regarding price.

Following Parent’s request that the parties execute a mutual confidentiality agreement, an executive committee of the Board consisting of Messrs. Wegmiller, Mansfield, Mattison and Dutcher (the “Executive Committee”) met and authorized Parent’s request. Management negotiated, and on February 14, 2006 executed, the mutual confidentiality agreement.

The full Board discussed the approach made by Parent at its regular meeting on February 17, 2006, as well as several other partnership opportunities.

On February 24, 2006, at a meeting in Minneapolis with Mr. Dutcher and Mr. Fisher, Mr. Friel verbally expressed interest in acquiring the Company at a price of between $13 and $15 per share. Although Mr. Dutcher expressed his reservations regarding the price and the inopportune time this represented given the depressed trading price of the Company’s common stock, he agreed to present the opportunity to the Company’s Board.

At a special meeting held March 6, 2006, Dorsey & Whitney LLP, the Company’s outside counsel (“Dorsey & Whitney”), presented information to its Board regarding the processes commonly employed in acquisition transactions and the duties and responsibilities of Board members in connection with such transactions. The Board also received a presentation from an investment banking firm regarding the appropriate valuation of the Company. The Board considered publicly available information obtained regarding Parent and its corporate parent

Schering. The Board also considered publicly available information regarding a pending hostile contest for control of Schering. After considering the risks then facing the Company, but the potential for growth, as well as the possibility that Parent’s ability to proceed might be impaired, the Board authorized Mr. Dutcher to contact Parent and explain that the valuation range was inadequate.

On March 12, 2006, Mr. Dutcher contacted Mr. Friel and described the Board’s conclusion regarding Parent’s proposed valuation range. Mr. Dutcher informed Mr. Friel that the Board had indicated that the Company would not allow Parent to commence due diligence based on the proposed valuation range. Representatives of the Company and Parent had further discussions on March 13 and March 14.

The Board met again on March 17, 2006 and considered the status of discussions and the unacceptability of the valuation range, but authorized Mr. Dutcher to present to Parent the strategic plan which they considered the basis for a higher valuation. Mr. Dutcher also was authorized to solicit proposals from financial advisors, and between March 17, and April 11, interviewed and assembled proposals from three advisors.

Mr. Dutcher, Mr. McCarrey, Mr. Fisher, Mr. Riles and Mr. Gustafson met with Mr. Friel and representatives of Parent on March 23, 2006 and presented the strategic plan. Parent confirmed at this meeting that evolving circumstances with its corporate parent should not affect discussions.

Mr. Friel telephoned Mr. Dutcher on March 28, 2006 and reiterated his desire to commence due diligence and Mr. Dutcher reiterated our desire not to proceed without a higher valuation. Between March 28, 2006 and April 7, 2006, Messrs. Friel and Dutcher, spoke by telephone several times to discuss the status of negotiations. During the April 7 discussion, Mr. Friel indicated that Parent may increase the proposed valuation range to $14 to $16 per share, subject to the outcome of due diligence.

On April 10, 2006, representatives of the Company management met with Dorsey & Whitney and reviewed the acquisition and due diligence process. On April 11, 2006, the Board met and received presentations from Greene Holcomb & Fisher LLC (“Greene Holcomb & Fisher”), as well as a thorough update of the status of operations and the proposals from Parent. After an extensive review of the opportunities available to the Company, as well as the risk presented, in remaining independent, the Board approved proceeding with due diligence with Parent and the retention of Greene Holcomb & Fisher to assist with negotiation of the transaction and with an evaluation of the fairness of any transaction that would surface. The Board instructed Greene Holcomb & Fisher to proceed with a non-public search for alternative transactions.

Between April 12 and April 14, Mr. Dutcher advised Parent that it was willing to move forward, and on April 14, the Company formally engaged Greene Holcomb & Fisher as its financial advisor. Between April 14 and May 31, 2006, Greene Holcomb & Fisher contacted 15 companies, and received indications of interest from two. One of these two alternative bidders met with our management.

Parent proceeded with due diligence during early May, conducting most of its investigation off-site during the week of May 1 through May 5, 2006. Management of the Company presented to personnel of Parent and Schering on May 2, 2006.

On May 31, 2006, Mr. Friel contacted Mr. Dutcher. Mr. Friel informed Mr. Dutcher that, despite Parent’s favorable impressions developed during its diligence investigation, Parent would not be in position to proceed with discussions until July.

On June 1, 2006, the Company received an expression of interest from one additional potential acquirer. On June 16, 2006, representatives of the Company conducted a conference call with the potential acquirer. Following the conference call, this potential acquirer declined to proceed further and provide a formal offer.

On June 26, 2006, Mr. Friel notified Mr. Dutcher that, as a result of changes in the management of Parent’s corporate parent, Parent was unwilling to proceed with discussion regarding an acquisition of the Company. On July 5, 2006, Greene Holcomb & Fisher was informed to cease any further activities aimed at facilitating an acquisition of the Company.

Operations between Offers

At its August 18, 2006 Board meeting, the Company’s Board determined to proceed with its business plan as an independent entity, including plans to expand through acquisitions and new product acquisitions. The Company also commenced succession planning for Mr. Dutcher, who was approaching retirement age and expressed the need to arrange for such planning.

Parent contacted Mr. Dutcher and other members of management between August 2006 and September 2007 at trade shows, or informal telephone calls, at which it expressed continuing interest, but also expressed its uncertainty as to its ability to proceed because of policy changes being implemented by Bayer, its new corporate parent. As used herein, the term “Bayer” is used to refer to Bayer AG and Bayer HealthCare AG, a wholly-owned subsidiary of Bayer AG. In May 2007 the Company had informal conversations with Company X, and met with Company X on May 14, 2007, regarding a potential combination of the two companies. Although both parties expressed interest, no formal actions were taken and the conversations were tabled.

Re-engagement with Parent

Mr. Friel contacted Mr. Dutcher by telephone on September 21, 2007 and informed him that he was authorized to renew discussions with the Company concerning a possible transaction. Mr. Dutcher advised the lead director and the chair of the Executive Committee of such contacts.

At its regularly scheduled meeting on September 27, 2007, the Company’s Nominating and Corporate Governance Committee, which consists of all directors with the exception of Mr. Dutcher, determined to suspend succession planning activities and authorized Mr. Dutcher to meet with Parent.

On October 12, 2007, and after signing a new nondisclosure agreement at commencement of the meeting, Mr. Dutcher and Mr. Fisher met with Mr. Friel and other representatives of Parent and Bayer. The Company’s management presented information about the current status of its business, and Parent presented its plans to pursue strategic transactions. Parent also described the process they anticipated in making an offer to acquire the Company. Parent informed the Company that Parent expected to be in a position to deliver a written indication of interest in November, following necessary internal Bayer approvals.

On October 16, 2007, Mr. Dutcher contacted representatives of Greene Holcomb & Fisher, representatives of Dorsey & Whitney and members of the Board to update them on recent discussions with Parent.

On October 18, 2007, the Executive Committee, with Mr. McFarlin also participating, met to discuss the status of discussions with Parent. Mr. Dutcher updated the committee on the meetings with Parent and with Greene Holcomb & Fisher. The Committee discussed the issues raised in discussions with Parent, potential responses if a reasonable offer was forthcoming, and activities pending such an offer.

On November 8, 2007, the Board held a special meeting. Greene Holcomb & Fisher presented a detailed analysis of the Company’s market position, including the changes in the Company’s performance, market price, anticipated performance, market comparables for similar companies, the price range of the Company’s common stock and preliminary valuation analyses. Greene Holcomb & Fisher also explained, and discussed with the Board, the process for contacting other potentially interested acquirers should Parent determine to make an offer that Board determined to pursue. The Board discussed the preliminary performance of the Company for the quarter ended October 31, 2007, which had exceeded revenue expectations for the quarter, and the possibility that more value could be generated by remaining independent. The Board authorized the Company’s management to re-engage Greene Holcomb & Fisher and approved the terms of such engagement.

On November 13, 2007, Mr. Friel contacted Mr. Dutcher and advised him that the Bayer board had authorized Parent to proceed and that the Company would be receiving a letter the following day. Mr. Dutcher scheduled an Executive Committee meeting for November 14 in anticipation of the letter.

On November 14, 2007, Mr. Dutcher received a written, non-binding indication of interest from Bayer expressing interest in an acquisition of the Company by Parent or another of its affiliates at a price of between $17 and $18 per share in cash. The letter expressed willingness to commence diligence immediately and a desire to receive a positive response by November 28, 2007. The Executive Committee met on November 14, 2007 and

discussed the letter in detail, as well as the proposed valuation contained in the letter. The Executive Committee concluded that the letter represented a good faith offer but that the proposed valuation range was not acceptable. Mr. Dutcher discussed with the Committee the impact of continued performance, the risks facing the business in terms of sales expense, CEO succession, and other matters. After discussion, the Committee instructed Mr. Dutcher to advise Greene Holcomb & Fisher that the proposed valuation range contained in the letter was inadequate but authorized the Company’s management to permit Parent and Bayer to conduct adequate diligence to formulate a more substantial offer. The Committee instructed Greene Holcomb & Fisher to immediately commence a confidential, non-public search for alternative acquirers and to communicate to Parent’s financial advisor, Morgan Stanley, the reaction of the Committee to the proposed valuation range.

Following the November 14, 2007 meeting, Greene Holcomb & Fisher immediately started contacting prospective acquirers, as part of a market check. Twenty-three companies believed to have interest in a potential acquisition of the Company were contacted by Green Holcomb & Fisher.

On November 16, 2007, Company X expressed interest in a transaction, noting that they were interested in pursuing a merger pursuant in which the shareholders of the Company would receive Company X’s shares.

On November 19, 2007, the Executive Committee met and received a report from Greene Holcomb & Fisher on the progress of the market check process, as well as conversations that Greene Holcomb & Fisher had conducted with Morgan Stanley. Greene Holcomb & Fisher informed the committee that Bayer had indicated that it would not increase its proposed valuation range prior to due diligence. The Committee authorized management to proceed with off-site diligence meetings with personnel of Parent and Bayer.

On November 26, 2007, the Executive Committee met and received a status update from Greene Holcomb & Fisher on the market check and a proposed time schedule for due diligence by Parent. The Committee also discussed the increase in market price of the Company’s common stock following Company’s recent earnings release.

On November 29-30, 2007 and December 3, 2007, representatives of the Company and Parent held detailed due diligence discussions at the offices of Dorsey & Whitney and sent representatives to review records with outside intellectual property counsel. In late November 2007, the Company created a secure electronic data room to house due diligence documents. Throughout the month of December 2007, representatives of the Company and Parent were in contact to discuss Parent’s review of the due diligence materials and follow-up questions.

On November 26, 2007, Company Y expressed interest to Greene Holcomb & Fisher in pursuing further discussions with the Company. Mr. Dutcher, Mr. Fisher, Mr. Colacci, Mr. McCarrey, Mr. Gustafson and Mr. Scott met with Company Y on December 11, 2007 to discuss the potential for a transaction.

On December 3 and December 10, 2007, the Executive Committee met to receive updates from the Company’s management and Greene Holcomb & Fisher on the status of discussions with Parent and Morgan Stanley, Parent’s due diligence investigation and the progress of the market check.

On December 13, 2007, the Board held a regularly scheduled meeting in connection with the Company’s annual meeting of shareholders. Greene Holcomb & Fisher reported to the Board in detail the history of negotiations with Parent, and the status of the market check, including the two additional companies that had expressed an interest and proceeded with meetings with management. Greene Holcomb & Fisher briefed the Board on the recent increase in market price of the Company’s common stock, the impact of current Company performance, the timing of the current process and its impact of negotiations, the history of volatility in the Company’s performance and stock value, and the likelihood of identifying alternative buyers if the proposed transaction did not proceed. Greene Holcomb & Fisher and the Board also discussed, in detail, the business risks for the Company going forward, including the potential results of the clinical trials, the ability to increase earnings and potential competition, factors that could impact Parent’s ability and willingness to pay a price acceptable to the Board, the likelihood that Parent will ultimately decide to make a firm purchase offer, and additional issues. The Board concluded by encouraging management to pursue all three potential bidders and any other potential acquirers developed through the market check process.

On December 17, 2007, Mr. Dutcher, Mr. Fisher, Mr. McCarrey and Mr. Gustafson met with representatives of Company X.

The Executive Committee met again on December 21, 2007 with Ms. Brainerd, Mr. Young and Mr. McFarlin also attending. Greene Holcomb & Fisher advised the Committee that Parent had informed it that Parent and Bayer anticipated making a revised formal offer after the meeting of Bayer’s board of directors to be held in the second week of January 2008. Greene Holcomb & Fisher also noted that they were actively encouraging Company X and Company Y to formulate their proposals before that time. The Committee inquired of Greene Holcomb & Fisher at length whether there were other companies in the industry that could have an interest in considering a transaction.

On January 7, 2008, Greene Holcomb & Fisher updated management on continued interest and internal consideration of a transaction with the Company by both Company X and Company Y, but no further communication from Parent.

On January 12, 2008, Company Y advised Greene Holcomb & Fisher that it was formulating a proposal and would seek approval from its senior management to submit the proposal on January 22, 2008.

The Executive Committee met again on January 14, 2008 with Ms. Brainerd, Mr. Young and Mr. McFarlin also attending. Greene Holcomb & Fisher presented a summary of the market check process, reported the result of its initial contacts with 23 companies, and briefed the Committee on the status of discussions with Parent and the two potential acquirers that had emerged from the market check process, Company X, Company Y.

On January 16, 2008, a draft Merger Agreement prepared by Parent’s outside counsel, Cohen & Grigsby P.C. (“Cohen & Grigsby”) was delivered to Greene Holcomb & Fisher and forwarded to Dorsey & Whitney. The electronic communication transmitting the draft agreement also contained a request to meet with the Company’s management to discuss the ongoing role of management after the transaction. Greene Holcomb & Fisher also advised the Company that Morgan Stanley had informed it that a proposal for Parent’s acquisition of the Company would be considered by the board of management of Bayer at a meeting on January 28, 2008. Greene Holcomb & Fisher was instructed that the Company’s management would not participate in discussions regarding their compensation and post-transaction responsibilities until a proposal containing a valuation acceptable to the Board had been received from Parent.

On January 17, 2008, Company X contacted Greene Holcomb & Fisher and advised it that a decline in the market price for Company’s X’s shares had adversely affected the competitiveness of the share-for-share exchange that it expected to propose to the Company. Company X now anticipated that its proposal could offer consideration, based on the market value of its shares on that date, that was substantially below the cash consideration contained in Parent’s original indication of interest on November 14, 2007.

Between January 16 and January 23, 2008, Dorsey & Whitney formulated comments on the draft Merger Agreement and discussed those comments in detail with the Company and Greene Holcomb & Fisher on January 23, 2008.

On January 23, 2008, Company Y advised Greene Holcomb & Fisher that it was considering making a cash offer that was competitive with the $17 to $18 per share range proposed by the Parent on November 14, 2007.

On January 24, 2008, the Executive Committee met with Mr. McFarlin and Mr. Young also attending. Greene Holcomb & Fisher updated the Committee as to the status of discussions with Parent, Company X and Company Y. The Committee agreed that, given the indication of the amount and form of consideration proposed by Company X, further negotiations with Company X would not be productive. After a discussion with Dorsey & Whitney and the Company’s management, the Committee instructed Greene Holcomb & Fisher to notify Parent that the Company believed that the draft Merger Agreement required revision but that the revisions did not relate to economics. The Committee determined that comments to the draft Merger Agreement would not be provided until a proposal with a valuation range acceptable to the Board had been communicated to the Company. Greene Holcomb & Fisher was also instructed to aggressively pursue negotiations with Company Y.

On January 30, 2008, Bayer forwarded a revised, nonbinding indication of interest indicating its desire to proceed toward closure of the transaction at a price of $19.00 per share. On January 31, 2008, the Executive Committee met, with Mr. McFarlin and Mr. Young also participating, and considered the revised offer, as well as the terms of the draft Merger Agreement. The Executive Committee engaged in considerable discussion regarding the possibility of generating more value by remaining independent, particularly given what appeared to be further positive performance in the recently concluded quarter. The Executive Committee advised Greene Holcomb & Fisher that the $19.00 offer was not adequate or acceptable and that it should continue to aggressively pursue negotiations with Parent and Company Y. Greene Holcomb & Fisher contacted Company Y, but Company Y indicated, orally, that it was not prepared to increase its offer to a level at which it would be competitive with the likely increased offer Greene Holcomb & Fisher believed Parent might be prepared to make.

On February 1, 2008, Greene Holcomb & Fisher contacted Morgan Stanley and indicated that the $19.00 offer was not acceptable to the Board and that Greene Holcomb & Fisher believed that a third party may be prepared to make an enhanced offer. Morgan Stanley indicated that they understood the Company’s position, but desired to complete negotiation on the Merger Agreement prior to further discussing valuation. After polling members of the Executive Committee, the Company agreed to proceed with negotiation of the Merger Agreement.

On February 4, 2008, Dorsey & Whitney delivered its comments on the Merger Agreement to Cohen & Grigsby. Representatives of Dorsey & Whitney and Cohen & Grigsby discussed the comments on February 6, 2008 and representatives of the Company, Dorsey & Whitney and Greene Holcomb & Fisher agreed to meet with representatives of Parent, Bayer, Cohen & Grigsby and Morgan Stanley at Morgan Stanley’s offices in New York City on February 8, 2008 to negotiate the open issues on the Merger Agreement. On February 6, 2007, Cohen & Grigsby delivered a revised draft of the Merger Agreement and an initial draft of the Support Agreement to Dorsey & Whitney.

On February 8, 2008, Mr. Dutcher and representatives of Dorsey & Whitney and Greene Holcomb & Fisher met with representatives of Parent, Bayer, Cohen & Grigsby and Morgan Stanley in New York and resolved most of the remaining open issues on the Merger Agreement. Following negotiations on the open Merger Agreement issues, Bayer, Parent, Greene Holcomb & Fisher and Morgan Stanley negotiated the purchase price, reaching a preliminary agreement, subject to satisfactory resolution of any remaining merger issues and approval by the Board, of $19.50 per Share.

On February 9 and February 10, 2008 representatives of Dorsey & Whitney and Cohen & Grigsby resolved the remaining issues on the Merger Agreement and negotiated the terms of the Support Agreements to be entered into by members of the Board and the Company’s executive officers in connection with the transaction. Also on February 8-10, 2008, Parent and certain members of management discussed the terms of employment agreements that had been proposed by Parent.

On February 10, 2008, the Board met to review the proposed transaction for the acquisition of the Company by Parent. Consistent with statutory provisions in Minnesota, the Board established a special committee, consisting of all Board members except Mr. Dutcher, to consider and act upon the proposed Merger Agreement. The Compensation Committee, a committee consisting solely of independent directors, also met and approved an amendment to the Change of Control Termination Pay Plan to cause it to comply with certain provisions of the Internal Revenue Code, approved the proposed employment agreements with management, approved suspension of the Company’s employee stock purchase plan, and approved payments to management under such plans and agreements in compliance with Rule 14d-10(d) under the Securities Exchange Act of 1934.

Representatives of Dorsey & Whitney reviewed the terms and conditions of the Merger Agreement and the Support Agreements and reviewed the fiduciary duties of the Board with both the special committee and the Board. Greene Holcomb & Fisher made a financial presentation to the special committee and the Board and provided its oral opinion to the Board, later confirmed in writing, that, as of February 10, 2008, and based upon and subject to the factors and assumptions set forth therein, the $19.50 per Share in cash to be received by the holders of the Company’s Common Stock in the Offer and the Merger was fair from a financial point of view to such holders. See “Opinion of the Company’s Financial Advisor” below for a further discussion of Greene Holcomb & Fisher’s opinion. The special committee recommended to the Board, and the Board, after further deliberation, then unanimously (i) approved the Merger Agreement and the Support Agreements; (ii) determined that the terms of the Offer, the Merger and the Merger Agreement were fair to and in the best interests of the holders of Shares; and (iii) recommended that such holders accept the Offer and tender their Shares into the Offer and, if a shareholder meeting to approve the Merger was necessary, such holders vote any Shares held by them at such time in favor of the Merger.

On the evening of February 10, 2008, but effective as of 12:01 a.m. on February 11, 2008, the Merger Agreement, the Support Agreements and the employment agreement between the Company and Mr. Dutcher were executed by the various parties thereto. On February 11, 2008, Parent and the Company issued a press release announcing the execution of the Merger Agreement.

On February 19, 2008, and after clarification of terms, Parent and each of the executives other than Mr. Dutcher listed under the caption “Interest of Executive Officers and Directors — Employment Agreements” in Item 3(a) above executed the employment agreements.

On February 20, 2008, Parent, Purchaser and the Company executed and delivered an amendment to the Merger Agreement to make additional disclosures regarding the Company’s capital structure.

On February 25, 2008, Purchaser commenced the Offer.

(c)	Reasons for the Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and making its recommendations to the holders of Shares, the Board consulted with the Company’s senior management, legal counsel and financial advisor and considered a number of factors, including the following material factors which the Board viewed as supporting its recommendation:

•	Prospects of the Company. The Board considered the risks and uncertainties associated with the successful implementation of the Company’s strategic plans, including risks related to pending litigation, clinical trials, continued revenue growth, the impact of sales force compensation on earnings, management succession, and other risks relating to its business.

•	Dependence on Single Product Line. The Board considered the Company’s continued dependence on AngioJet for substantially all of its revenue, the market constraints on mechanical thrombectomy, the product risks associated with the use of the product in expanding applications, past regulatory and clinical experience with such product and the risk that another event such as the AiMI trial results could impact value, and the limited number of potential strategic acquirors that have complementary products.

•	Market Performance. The Board considered the volume of trading and volatility of the Company’s Common Stock, the susceptibility of the market price to negative news, and the difficulty in generating increased shareholder value because of such lack of liquidity even with positive developments such as recently improved results.

•	Premium to Market Price. The Board considered the trading price of the Common Stock and the fact that the offer price of $19.50 per share represented an approximately 39% premium over the average closing price of the Company’s common stock for the thirty days prior to February 8, 2008, the last trading day prior to announcement of the Offer.

•	Public Company Burdens. The Board considered the compliance, insurance, regulatory and other costs of being a public company required to file reports under Section 13(a) of the Securities Exchange Act of 1934.

•	Economic and Market Uncertainty. The Board considered the national economy and trends in securities markets in general, and the potential, given the markets, for substantial appreciation in value of the Shares in the near term.

•	Cash Tender Offer; Certainty of Value. The Board considered the fact that the form of consideration to be paid to holders of Shares in the Offer and the Merger would be cash, thereby providing the Company’s shareholders with the certainty of the value of their consideration and the ability to realize immediate value for their investment.

•	Timing of Completion. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Shares, which should allow shareholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which shareholders will receive the same consideration as received by shareholders who tender their Shares in the Offer. In addition, the Board considered the likelihood of receiving required regulatory approvals, which the Board believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•	Solicitation of Other Parties Prior to the Execution of the Merger Agreement. The Board considered the fact that the Company had twice during the past two years engaged in a confidential, non-public search for alternative acquirers, which had progressed to detailed discussions with at least four different third parties with respect to potential business combinations with the Company as described in more detail above under “Background of the Offer and Merger” The Board also considered the fact that, in addition to Parent, Greene Holcomb & Fisher had inquired of 15 potential acquirors during 2006, and 23 potential acquirors from November 2007 to January 2008 as to whether such acquirors would be interested in acquiring the Company and those potential acquirors had informed the Company that they were not interested at a price range competitive with the Offer.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The Board considered the Company’s ability under certain circumstances to engage in negotiations or discussions prior to the Acceptance Date with, and to provide information to, any third party that, after the date of the Merger Agreement, has made a bona fide written unsolicited acquisition proposal that the Board determines in good faith (after consultation with its financial advisor and outside counsel) is reasonably expected to lead to a “Superior Proposal” (as that term is defined in the Merger Agreement), if the Board determines in good faith, after consultation with outside counsel, that its failure to take such action is reasonably likely to result in a breach of its fiduciary duties under applicable law.

•	Ability to Terminate the Merger Agreement to Accept a “Superior Proposal.” The Board considered the Company’s ability, following receipt of a Superior Proposal after the date of the Merger Agreement, to change its recommendation with respect to the Offer or the Merger and terminate the Merger Agreement if certain conditions are satisfied, including if the Board determines in good faith, after consultation with outside counsel, that its failure to take such action is reasonably likely to result in a breach of its fiduciary duties under applicable law and that at least three business days’ prior written notice is given to Parent of the Board’s intent to take such action.

•	No Financing Condition. The Board considered the lack of financing condition in the Merger Agreement and Parent’s representation that it has available cash resources and financing in an amount sufficient to enable Purchaser to purchase Shares pursuant to the Offer and to consummate the Merger and perform its obligations under the Merger Agreement.

•	Regulatory Approvals. The Board considered the fact that the Merger Agreement provides that each of Parent and Purchaser will promptly make and effect all registrations, filings and submissions required to be made or effected by it pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), any required foreign antitrust filings, the Exchange Act and other applicable legal requirements with respect to the Offer and the Merger, and execute and deliver any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.

•	Mandatory Extension of Offer. The Board considered Purchaser’s obligation, on the conditions contained in the Merger Agreement, in the event that as of a scheduled expiration date all conditions had not been satisfied or waived, to extend the Offer until such conditions were satisfied or waived; provided that such extension shall not be later than May 31, 2008.

•	Terms of Merger Agreement. The Board considered the terms of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties, the termination fees payable by the Company and Purchaser and the fact that such terms and termination fees are favorable to the Company’s shareholders.

•	Termination Fee and Expense Reimbursement. The Board considered the $11,100,000 termination fee, in addition to the Parent’s and Purchaser’s reasonable out-of-pocket expenses, subject to a cap of $1,500,000, related to the Offer and Merger, that could become payable pursuant to the Merger Agreement. The Board considered that such payments were unlikely to be a significant deterrent to competing acquisition offers.

•	Dissenters’ Rights. The Board considered the availability of dissenters’ rights with respect to the Merger for the Company’s shareholders who properly exercise their rights under Minnesota law, which would give the Company’s shareholders the ability to dispute that the Offer Price is the “fair value” of their Shares at the completion of the Merger.

•	Greene Holcomb & Fisher’s Opinion. The Board considered the financial analyses and opinion of Greene Holcomb & Fisher delivered orally to the Board on February 10, 2008 and subsequently confirmed in writing to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $19.50 per share in cash to be received by holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Greene Holcomb & Fisher, dated February 10, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Statement as Annex B and is incorporated herein by reference. Greene Holcomb & Fisher provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. Greene Holcomb & Fisher’s opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger. For a further discussion of Greene Holcomb & Fisher’s opinion, see “Opinion of the Company’s Financial Advisor” below.

The Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and Merger, including the following:

•	Restrictions; Termination Fee and Reimbursement Expenses. The Board considered the restrictions that the Merger Agreement imposes on actively soliciting competing bids. The Board considered the Merger Agreement’s termination fee and reimbursement requirement the may have to be paid under certain circumstances, and it potential influence on deterring other potential acquirers from proposing alternative transactions.

•	Failure to Close. The Board considered that the conditions to Parent’s and Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Board also considered the fact that, if the Offer and Merger are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers, vendors, business partners, collaboration partners and employees and that the trading price of the Shares could be adversely affected. The Board considered that, in that event, it would be unlikely that another party would be interested in acquiring the Company. The Board also considered the fact that, if the Offer and Merger are not consummated, the Company’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs, attempting to consummate the transaction.

•	Public Announcement of the Offer and Merger. The Board considered the effect of a public announcement of the execution of the Merger Agreement and the Offer and Merger contemplated thereby, including effects on the Company’s operations, stock price and employees and the Company’s ability to attract and retain key management and personnel. The Board also considered the effect of these matters on Parent and Purchaser and the risks that any adverse reaction to the transactions contemplated by the Merger Agreement could adversely affect Parent’s and Purchaser’s willingness to consummate the transactions contemplated by the Merger Agreement.

•	Pre-Closing Covenants. The Board considered that, under the terms of the Merger Agreement, the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Purchaser. The Board further considered that these terms of the Merger Agreement may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

•	Cash Consideration. The Board considered the fact that, subsequent to completion of the Merger, the Company will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company shareholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company.

•	Tax Treatment. The Board considered the fact that gains from this transaction would be taxable to the Company’s shareholders for U.S. federal income tax purposes.

•	Potential Conflicts of Interest. The Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company’s officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and the Merger as described in Item 3 above.

The Board believed that, overall, the potential benefits of the Offer and the Merger to the Company shareholders outweigh the risks of the Offer and the Merger and provide the maximum value to shareholders.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Board applied his own personal business judgment to the process and may have given different weight to different factors.

(d)	Opinion of the Company’s Financial Advisor.

At the February 10, 2008 meeting of the Board, Greene Holcomb & Fisher delivered to the Board its preliminary oral opinion, which opinion was confirmed in writing on February 10, 2008, to the effect that, as of February 10, 2008, and based upon and subject to the qualifications and conditions set forth in the written opinion, the consideration of $19.50 in cash per share of Common Stock was fair, from a financial point of view, to holders of Common Stock.

The full text of Greene Holcomb & Fisher’s written opinion, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Greene Holcomb & Fisher, is attached to this document as Annex B. The summary of the Greene Holcomb & Fisher opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Company shareholders are encouraged to read the Greene Holcomb & Fisher opinion in its entirety. In reading the summary of the Greene Holcomb & Fisher opinion set forth below, Company shareholders should be aware that the opinion:

•	was provided to the Board for its benefit and use in connection with its consideration as to whether the consideration of $19.50 in cash for each share of Common Stock, was fair, from a financial point of view, to such holders;

•	did not constitute a recommendation to the Board as to how to vote in connection with its consideration of the Merger Agreement or any holder of Common Stock as to whether to tender any shares of Common Stock pursuant to the Offer or how to vote in connection with the Merger;

•	did not address the Company’s underlying business decision to pursue the transaction with Parent and Purchaser on the terms set forth in the Merger Agreement, the relative merits of the transaction as compared to any alternative business strategies that might exist for the Company or the effects of any other transaction in which the Company might engage;

•	did not express an opinion regarding the fairness of the amount or nature of the compensation that is being paid in the Offer and the Merger to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public shareholders of the Company;

•	did not express an opinion regarding the merits or fairness of any bonus or severance agreements or any payments to be made to certain managers of the Company pursuant to such agreements in connection with the consummation of the Offer and the Merger; and

•	did not express any opinion as to the price or range of prices at which the shares of Common Stock might trade subsequent to the announcement of the Offer and the Merger.

In arriving at its opinion, Greene Holcomb & Fisher, among other things:

•	reviewed the draft of the Merger Agreement dated February 10, 2008;

•	reviewed the Company’s audited financial statements on Form 10-K for the fiscal years ended July 31, 2005, 2006 and 2007, its interim financial information on Form 10-Q for the three months ended October 31, 2007, and its preliminary results for the three months and six months ended January 31, 2008;

•	reviewed the Company’s Proxy Statement dated November 6, 2007;

•	reviewed certain internal financial projections for the Company for the years ending July 31, 2008 through July 31, 2012, which are referred to as the “Projections,” all as prepared and provided to Greene Holcomb & Fisher by Company management;

•	met with certain members of Company management to discuss the Company’s business, operations, historical and projected financial results and future prospects (including the Projections);

•	reviewed the historical prices, trading multiples and trading volumes of the Common Stock;

•	performed a discounted cash flow analysis based on the Projections;

•	reviewed recent analyst reports regarding the Company and its industry;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which Greene Holcomb & Fisher deemed generally comparable to the Company;

•	reviewed the terms of recent acquisitions of companies which Greene Holcomb & Fisher deemed generally comparable to the Company; and

•	considered such other information, studies, analyses, inquiries and investigations and financial, economic and market criteria as Greene Holcomb & Fisher deemed appropriate.

In preparing its opinion, Greene Holcomb & Fisher relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with Greene Holcomb & Fisher by the Company, or obtained by Greene Holcomb & Fisher from public sources, including, without limitation, the Projections. With respect to the Projections, Greene Holcomb & Fisher relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company as to the expected future performance of the Company. Greene Holcomb & Fisher has not assumed any responsibility for the independent verification of any such information, including, without limitation, the Projections, and has further relied upon the assurances of senior management of the Company that they were unaware of any facts that would make the information, including the Projections provided to Greene Holcomb & Fisher, incomplete or misleading. Greene Holcomb & Fisher has assumed that there have been no material changes in the assets, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to Greene Holcomb & Fisher and that the Company is not a party to any material pending transaction, including external financings, recapitalizations, acquisitions or merger discussions, other than the Offer and the Merger.

In arriving at its opinion, Greene Holcomb & Fisher did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was Greene Holcomb & Fisher furnished with any such appraisals. In addition, Greene Holcomb & Fisher did not undertake independent analysis of any outstanding, pending or threatened litigation, material claims, possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject, or of any other governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject. In preparing its opinion, Green Holcomb & Fisher made no assumption concerning, and therefore did not consider, the potential effects of any such litigation, claims, investigations or possible assertions of claims, or the outcomes or damages arising out of any such matters. During the course of its engagement, Greene Holcomb & Fisher was asked by the Board to solicit indications of interest from various third parties regarding a transaction with the Company, and Greene Holcomb & Fisher has considered the results of such solicitation in rendering its opinion. Greene Holcomb & Fisher assumed that all necessary governmental and regulatory approvals and consents required for the Offer and the Merger would be obtained and that the Offer and the Merger would be consummated in a timely manner and in accordance with the terms of the Merger Agreement, without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on the Company or the contemplated benefits to the Company of the transaction or would otherwise change the amount of consideration being paid to the holders of Common Stock. The Greene Holcomb & Fisher opinion was approved by a fairness committee of Greene Holcomb & Fisher.

The following is a brief summary of the material financial analyses performed by Greene Holcomb & Fisher and presented to the Board in connection with rendering its fairness opinion. This summary does not purport to be a complete description of the analyses underlying the Greene Holcomb & Fisher opinion and the order of the analyses described does not represent the relative importance or weight given to the analyses performed by Greene Holcomb & Fisher.

Summary of Reviews and Analyses.  Greene Holcomb & Fisher’s opinion was necessarily based on economic, market and other conditions, and the information made available to Greene Holcomb & Fisher, as of the date of the opinion. In performing its analyses, Greene Holcomb & Fisher made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Greene Holcomb & Fisher and the Company. Any estimates contained in the analyses performed by Greene Holcomb & Fisher are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully the reviews and financial and valuation analyses used by Greene Holcomb & Fisher, any information presented in tabular format must be read together with the text of each summary. The tables alone do not represent a complete description of any such reviews or financial and valuation analyses. Considering the summary data and tables alone could create a misleading or incomplete view of Greene Holcomb & Fisher’s financial analyses. All such reviews and financial and valuation analyses were based on information available to Greene Holcomb & Fisher on February 8, 2008. Greene Holcomb & Fisher has not undertaken, and is under no duty, to update any such reviews or financial and valuation analyses upon the availability of new information.

Historical Stock Performance Analysis.  Greene Holcomb & Fisher compared the consideration of $19.50 in cash per share of Common Stock to the closing prices for the Company on certain dates and to the average daily closing prices for Common Stock for various periods and noted the following implied offer premiums:

Implied Offer Premiums

	Common
Time Period Ending February 8, 2008	Stock Price	Premium*

1 day (February 8, 2008)	$14.35	35.9%
1 week before	$14.01	39.2%
4 weeks before	$14.03	39.0%

*	Based on transaction consideration of $19.50 per share.

Using publicly available information, Greene Holcomb & Fisher also reviewed the trading history of the Common Stock for the one-year period ending February 8, 2008 on a stand-alone basis and also in relation to the NASDAQ composite, as well as to a group consisting of certain publicly-traded companies with SIC codes 3841 (Surgical and Medical Instruments and Apparatus) and 3845 (Manufacturing Electro-medical Equipment), each with a market capitalization of between $100 million and $1.0 billion (referred to herein as the “Comparable Companies”)

The group of Comparable Companies consisted of:

•	AngioDynamics Inc.

•	Endologix Inc.

•	ev3, Inc.

•	Kensey Nash Corp.

•	Micrus Endovascular Corp.

•	Stereotaxis Inc.

•	Synovis Life Technologies Inc.

•	The Spectranetics Corporation

•	Volcano Corporation

Comparable Company Analysis.  Using publicly available research analyst earnings forecasts and information provided by Company management, including the Projections, Greene Holcomb & Fisher compared certain operating, financial, trading and valuation information for the Company to the corresponding information for the Comparable Companies.

In its analysis, Greene Holcomb & Fisher derived and compared multiples for the Company and the Comparable Companies, calculated as follows:

•	company value, which is defined as equity market value less net cash, divided by revenue for the most recently reported 12-month period, which is referred to below as “Company Value/LTM Revenue”;

•	company value divided by estimated revenue for calendar year 2008, which is referred to below as “Company Value/CY 2008E Revenue”;

•	company value divided by estimated revenue for calendar year 2009, which is referred to below as “Company Value/CY 2009P Revenue”;

•	common stock price divided by estimated earnings per share (“P/E Ratio”) for calendar year 2008, which is referred to below as “CY 2008E P/E Ratio”; and

•	P/E Ratio for calendar year 2009, which is referred to below as “CY 2009P P/E Ratio.”

This analysis indicated the following:

	Low		Mean		Median		High		Possis*

Company Value / LTM Revenue	1.9	x	3.8	x	3.8	x	5.8	x	4.5	x
Company Value / CY 2008E Revenue	1.7	x	2.9	x	2.8	x	3.8	x	3.9	x
Company Value / CY 2009P Revenue	1.4	x	2.2	x	2.1	x	2.8	x	3.1	x
CY 2008E P/E Ratio	23.6	x	45.2	x	33.7	x	76.8	x	53.3	x
CY 2009P P/E Ratio	11.2	x	25.5	x	23.4	x	42.5	x	29.1x

*	For the Company, company value and P/E ratio is based on the transaction consideration of $19.50 per share.

Greene Holcomb & Fisher noted that none of the comparable companies are identical to the Company and, accordingly, any analysis of comparable companies necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the relative trading value of the Company versus the companies to which the Company was being compared.

Discounted Cash Flow Analysis.  Greene Holcomb & Fisher performed a discounted cash flow analysis on the projected cash flows of the Company for the six months ending July 31, 2008 and the fiscal years ending July 31, 2009 through July 31, 2012 using the Projections. Greene Holcomb & Fisher also calculated the terminal value of the enterprise at July 31, 2012 by multiplying projected revenue in the fiscal year ending July 31, 2012 by multiples ranging from 3.0x to 4.0x. To discount the projected free cash flows and the terminal value to present value, Greene Holcomb & Fisher used discount rates ranging from 18.0% to 22.0%. This analysis indicated a range of implied equity value per share of Common Stock of $14.66 to $21.17, compared to the consideration of $19.50 per share of Common Stock.

Comparable Transaction Analysis.  Using publicly available information, Greene Holcomb & Fisher examined the following transactions involving medical technology companies by strategic acquirors announced since January 1, 2004, which are referred to as the “Comparable Transactions.” The Comparable Transactions considered and the month and year each transaction was announced were as follows:

Comparable Transactions

Target	Acquiror	Month and Year

Boston Scientific-Surgery Bus	Getinge AB	November 2007
Arrow International Inc.	Teleflex Inc.	July 2007
FoxHollow Technologies Inc.	ev3 Inc.	July 2007
DJO Inc.	ReAble Therapeutics LLC	July 2007
VIASYS Healthcare Inc.	Cardinal Health Inc.	May 2007
Rita Medical Systems Inc.	AngioDynamics Inc.	November 2006
Encore Medical Corp	Blackstone Group LP	June 2006
American Med Instr Holding Inc.	Angiotech Pharmaceuticals Inc.	January 2006
American Cystoscope Makers	Gyrus Group PLC	June 2005
Endocardial Solutions Inc.	St. Jude Medical Inc.	September 2004
Empi Inc.	Encore Medical Corp	August 2004
ALARIS Medical Systems Inc.	Cardinal Health Inc.	May 2004
Interpore International Inc.	Biomet Inc.	May 2004

In its analysis, Greene Holcomb & Fisher derived and compared multiples for the Company and the selected transactions, calculated as follows:

•	transaction value as a multiple of revenues for the latest-twelve-months, or “LTM”, immediately preceding announcement of the transaction, which is referred to below as “Company Value/LTM Revenues”.

This analysis indicated the following:

	Low		Mean		Median		High		Possis*

Company Value/LTM Revenues	2.3	x	3.6	x	3.4	x	6.4	x	4.5x

*	For the Company, company value is based on the transaction consideration of $19.50 per share.

Greene Holcomb & Fisher noted that none of the precedent transactions above are identical to this transaction. Greene Holcomb & Fisher further noted that the analysis of precedent transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the acquisition value of the Company versus the acquisition value of any comparable company in general and the transactions above in particular.

Transaction Implied Premium Analysis.  Using publicly available information, Greene Holcomb & Fisher examined 28 transactions involving the sale of publicly traded medical technology companies announced since January 1, 2004. In its analysis, Greene Holcomb & Fisher compared the purchase price per share for the Company and the targets in the 28 selected transactions to the closing prices for the Company and the targets in the 28 selected transactions one day, one week, and four weeks prior to the transaction announcement and noted the following implied offer premiums:

	Low	Mean	Median	High	Possis*

One Day Premium	4.9%	27.9%	27.4%	67.0%	35.9%
One Week Premium	11.6%	28.0%	25.4%	75.1%	39.2%
Four Week Premium	7.3%	31.4%	29.7%	67.2%	39.0%

*	For the Company, based on the transaction consideration of $19.50 per share.

Greene Holcomb & Fisher noted that none of the precedent transactions used in the transaction implied premium analysis are identical to this transaction. Greene Holcomb & Fisher further noted that the analysis of precedent transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the acquisition value of the Company versus the acquisition value of any comparable company in general and the transactions used in the transaction implied premium analysis in particular.

The preparation of a fairness opinion is a complex process that involves various judgments and determinations as to the most appropriate and relevant methods of financial and valuation analysis and the application of those methods to the particular circumstances involved. The opinion is, therefore, not readily susceptible to partial analysis or summary description. Greene Holcomb & Fisher believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all of the analyses and factors, would create a misleading and incomplete view of the processes underlying its opinion. Greene Holcomb & Fisher based its analysis on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. Greene Holcomb & Fisher did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, formed a basis for its opinion. In arriving at its opinion, Greene Holcomb & Fisher considered the results of all its analyses and did not attribute any particular weight to any one analysis or factor. Greene Holcomb & Fisher arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by Greene Holcomb & Fisher in connection with its opinion operated collectively to support its determination as to the fairness of the consideration to be received by the holders of Common Stock.

The analyses performed by Greene Holcomb & Fisher, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. None of the public companies used in the comparable company analysis described above are identical to the Company, and none of the comparable transactions used in the comparable transactions analysis or the transactions used in the transaction implied premium analysis, each as described above, are identical to the transaction with Parent and Purchaser. Accordingly, an analysis of publicly traded comparable companies and comparable transactions is not strictly mathematical; rather, it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and comparable transactions and other factors that could affect the value of the Company and the public trading values of the companies and comparable transactions to which they were compared. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

The Greene Holcomb & Fisher opinion was just one of the many factors taken into consideration by the Board. Consequently, Greene Holcomb & Fisher’s analysis should not be viewed as determinative of the decision of the Board with respect to the fairness of the per share consideration to be received, from a financial point of view, by the holders of Common Stock.

Greene Holcomb & Fisher has previously been engaged by the Company to provide investment banking and other services on matters unrelated to the Offer and Merger, for which Greene Holcomb & Fisher received customary fees. Greene Holcomb & Fisher may seek to provide the Company and Parent and their respective affiliates certain investment banking and other services unrelated to the Offer and Merger in the future.

Pursuant to an engagement letter dated April 14, 2006, as amended, the Company engaged Greene Holcomb & Fisher to act as its financial advisor with respect to the possible sale of the Company. In selecting Greene Holcomb & Fisher, the Board considered, among other things, the fact that Greene Holcomb & Fisher is a nationally recognized investment banking firm with substantial experience advising companies in the Company’s industry as well as substantial experience providing strategic advisory services. Greene Holcomb & Fisher, as part of its investment banking business, is continuously engaged in the evaluation of businesses and their debt and equity securities in connection with mergers and acquisitions, private placements and other securities transactions, senior credit financings, valuations, and general corporate advisory services.

Pursuant to the engagement letter, as amended, the Company agreed to pay to Greene Holcomb & Fisher for its services (1) a non-refundable retainer fee in the amount of $50,000, payable upon execution of the engagement letter, (2) a fee in the amount of $125,000, payable upon the delivery of its opinion, (3) an additional fee payable contingent upon consummation of the Offer based upon 0.6% of the aggregate value of the transaction, which fee is expected to be approximately $2.2 million. The fee payable upon delivery of the Greene Holcomb & Fisher opinion and the retainer fee are not contingent upon consummation of the Offer. In addition, the Company agreed to reimburse Greene Holcomb & Fisher for all out-of-pocket expenses reasonably incurred by Greene Holcomb & Fisher in connection with its engagement, including the reasonable fees and disbursements of its legal counsel. The Company has also agreed to indemnify Greene Holcomb & Fisher against specific liabilities in connection with its engagement, including liabilities under the federal securities laws.

The full text of the Greene Holcomb & Fisher opinion, dated February 10, 2008, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached hereto as Annex B and is incorporated herein by reference. The Greene Holcomb & Fisher opinion is directed to the Company’s Board and addresses only the fairness of the consideration from a financial point of view to holders of Shares (other than Parent, the Company and their respective affiliates) as of the date of such opinion and does not address any other aspect of the Merger. The Greene Holcomb & Fisher opinion is not a recommendation to any Company shareholder to tender Shares as part of the Offer or as to how any shareholder should vote with respect to the proposed transaction or any other matter, and should not be relied upon by the Company’s shareholders as such. The summary of the Greene Holcomb & Fisher opinion set forth in this Statement is qualified in its entirety by reference to the full text of the Greene Holcomb & Fisher opinion attached hereto as Annex B, which should be read carefully and in its entirety.

(e)	Intent to Tender.

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power. Each executive officer and director has a contractual obligation to tender, and has provided to Parent a power of attorney to tender, all of the Shares over which he or she has dispositive power under the Support Agreement executed by such officer or director.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company has retained Greene Holcomb & Fisher as its financial advisor in connection with the Offer and the Merger. The Company has also engaged Greene Holcomb & Fisher to provide a fairness opinion letter in connection with the Merger Agreement, the Offer and the Merger, which is filed hereto as Annex B and is incorporated herein by reference. Pursuant to an engagement letter between Greene Holcomb & Fisher and the Company, the Company agreed to pay Greene Holcomb & Fisher (1) a non-refundable retainer fee in the amount of $50,000, (2) $125,000 upon delivery of its fairness opinion and (3) a fee, contingent upon consummation of the Offer, equal to 0.6% of the aggregate consideration received by the Company and its shareholders in the transactions contemplated by the Merger Agreement. The Company has also agreed in the engagement letter to reimburse Greene Holcomb & Fisher for all reasonable expenses incurred in performing its services and to indemnify Greene Holcomb & Fisher and certain related persons against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer or the Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

On January 2, 2008, and in accordance with an automatic, formula grant plan, the Company granted restricted stock and options to purchase the Company’s Common Stock to its non-employee directors as part of their annual director fees. Pursuant to such formula grant plan, each of Mary K. Brainerd, Seymour J. Mansfield, William C. Mattison, Whitney A. McFarlin, Donald C. Wegmiller and Rodney A. Young received 528 shares of restricted Common Stock as their annual retainer and an option to purchase 4,000 shares of Common Stock at a price of $14.21 per share. In addition, pursuant to a formula plan under which directors who have served more than six years receive options, each of Mary K. Brainerd, William C. Mattison, Whitney A. McFarlin and Rodney A. Young received an additional option to purchase 4,000 shares of the Company’s Common Stock at a price of $14.21 per share. Finally, in accordance with elections made in June 2007 in accordance with the Company’s 1999 Stock Compensation Plan, each of the following non-employee directors elected to forego their cash compensation for calendar 2007 and received on January 4, 2008 an option to purchase the Company’s Common Stock at a price of $7.105 per share in the following amounts: William C. Mattison, 3,906 shares; Donald C. Wegmiller, 4,504 shares; Whitney A. McFarlin, 3,378 shares; Rodney A. Young, 3,061 shares; and Seymour J. Mansfield, 6,263 shares.

On December 31, 2007, Robert G. Dutcher acquired 388 shares, Robert J. Scott acquired 146 shares, Irving R. Colacci acquired 49 shares and Shawn F. McCarrey acquired 243 shares of the Company’s Common Stock under the Company’s employee stock purchase plan at a per share price of $12.39, or 85% of the closing price of the Common Stock on that date.

Except as set forth in this Item 6, no transactions in the Shares have been effected during the last sixty days by the Company or any of its subsidiaries or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization.

Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED.

Dissenters’ Rights

No dissenters’ rights are available in connection with the Offer. However, under Minnesota law, shareholders who do not sell their Shares in the Offer will have the right, by fully complying with the applicable provisions of Sections 302A.471 and 302A.473 of the MBCA, to dissent with respect to the Merger and to receive payment in cash for the “fair value” of their Shares after the Merger is completed. The term “fair value” means the value of the Shares immediately before the effective time of the Merger and may be less than, equal to or greater than the price per share to be paid in the Merger.

To be entitled to payment, the dissenting shareholder must not accept the Offer, must file with the Company, prior to the vote for the Merger, a written notice of intent to demand payment of the fair value of the dissenting shareholder’s Shares, must not vote in favor of the Merger and must satisfy the other procedural requirements of the MBCA. Any shareholder contemplating the exercise of such dissenters’ rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect such rights, and should consult legal counsel. Dissenters’ rights will be lost if the procedural requirements of the statute are not fully and precisely satisfied.

If a vote of shareholders is required to approve the Merger under the MBCA, the notice and proxy statement for the meeting of the shareholders will again inform each shareholder of record as of the record date of the meeting of the shareholders (excluding persons who tender all of their Shares pursuant to the Offer if such Shares are purchased in the Offer) of their dissenters’ rights and will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares. If a vote of the shareholders is not required to approve the Merger, the Surviving Corporation will send a notice to those persons who are shareholders of the Surviving Corporation immediately prior to the effective time of the Merger which, among other things, will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters’ rights in connection with the merger will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto.

This foregoing description of dissenters’ rights is not intended to be complete and is qualified in its entirety by reference to Sections 302A.471 and 302A.473 of the MBCA.

Anti-Takeover Statutes

State Takeover Laws

The Company is incorporated under the laws of the State of Minnesota. Section 302A.671 of the MBCA establishes various disclosure and stakeholder approval requirements to be met by individuals or companies attempting a takeover of an “issuing public corporation” such as the Company. Further, Section 302A.673 of the MBCA provides that an issuing public corporation such as the Company generally may not engage in certain business combinations with any person that becomes an interested shareholder by acquiring beneficial ownership of 10% or more of the voting stock of that corporation for a period of four years following the date that the person became an interested shareholder. However, because a special committee of disinterested directors of the Board have approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Sections 302A.671 and 302A.673 are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger.

Takeover Disclosure Statute

The Minnesota Takeover Disclosure Law, Minnesota Statutes Sections 80B.01-80B.13 (the “Takeover Disclosure Statute”), by its terms requires certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce (the “Commissioner”) with respect to any offer for a corporation, such as the Company, that has its principal place of business in Minnesota and a certain number of shareholders resident in Minnesota. The Purchaser will file a registration statement with the Commissioner on the date the Schedule TO is filed with the SEC or shortly thereafter. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three days of such filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the Takeover Disclosure Statute, such action may have the effect of significantly delaying the Offer. Pursuant to the Merger Agreement, if any state takeover law becomes applicable to the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, the Company is obligated to take such actions as may be necessary to ensure that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such state takeover law on the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

“Fair Price” Provision

Section 302A.675 of the MBCA which provides that an offeror generally may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the offeror’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. However, because a special committee of disinterested directors of the Board have approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Sections 302A.675 are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger.

Antitrust Compliance

United States

The acquisition of Shares pursuant to the Merger Agreement is subject to the pre-merger notification and reporting obligations under the HSR Act. Under the HSR Act, both parties to the transaction are required to submit a Notification and Report Form (the “HSR Application”) and observe a 15-day waiting period following Purchaser’s filing prior to Purchaser’s acquisition of the Shares. During the 15-day HSR waiting period, the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”), will examine the legality under the antitrust laws of Purchaser’s acquisition of the Shares. At any time prior to the expiration of the 15-day HSR waiting period, the Antitrust Division or the FTC has the authority to open an investigation of the transaction and suspend the running of the waiting period by issuance of a Request for Additional Information and Documentary Material, sometimes referred to as a Second Request. The Antitrust Division and the FTC also have the statutory authority after Purchaser’s acquisition of Shares pursuant to the Offer to take any action under the antitrust laws it deems necessary or desirable in the public interest, including (i) seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or (ii) seeking the divestiture of Shares or substantial assets of the Company or its subsidiaries. Private parties, and state attorneys general, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if a challenge is made, the ultimate result. Parent submitted its HSR Application on February 22, 2008.

Germany

Under the German Act against Restraints on Competition, the purchase of Shares pursuant to the Offer may be consummated if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one month waiting period that is commenced by the filing by Parent of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Parent within the one month waiting period of the initiation of an in-depth investigation. Parent filed the German Notification on February 19, 2008. If the FCO initiates an in-depth investigation, the purchase of Shares pursuant to the Offer may be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four month waiting period commenced by the filing of the German Notification, unless the FCO notifies Parent within the four month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval of the FCO or the expiration of any applicable waiting period is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

Italy

Under applicable Italian law, the acquisition of Shares in the Offer requires Bayer to file a notification with the Autorità Garante della Concorrenza e del Mercato (the “Italian Authority”). The Italian Competition Authority has 30 calendar days from the submission of Parent’s complete notification to approve the acquisition or open an in-

depth investigation, which has a maximum review period of an additional 75 calendar days. The Offer can be consummated prior to receiving approval from the Italian Authority, but if an in-depth investigation is opened, the Italian Authority can order the parties not to implement the transaction until Italian Competition Authority makes a final decision.

Top-Up Option

Subject to the terms of the Merger Agreement, the Company has granted to Purchaser the option to purchase that number of newly issued shares of its Common Stock that is equal to one share more than the amount needed to give the Purchaser ownership of 90% of the outstanding shares of the Company’s Common Stock (the “Top-Up Option”). The Top-Up Option is exercisable in the event that (a) at least 80% but less than 90% of outstanding shares are tendered in the Offer, and (b) the number of shares of the Company’s Common Stock issuable upon exercise of the Top-Up Option when added to the number of shares of the Company’s Common Stock tendered in the Offer, will exceed 90% of the outstanding shares of the Company’s Common Stock. However, the number of Shares subject to the Top-Up Option is limited to the number of shares of the Company’s Common Stock authorized and available for issuance. If the Top-Up Option is exercised by the Purchaser (resulting in the Purchaser owning at least 90% of the fully diluted shares of the Company’s Common Stock), or the Purchaser otherwise acquires at least 90% of the fully diluted shares of the Company’s Common Stock, the Purchaser will be able to effect a short-form merger under the Minnesota Business Corporation Act, subject to the terms and conditions of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibits (e)(1) and (e)(2) hereto and is incorporated herein by reference.

Amendment of the Rights Agreement

In connection with the execution of the Merger Agreement, the Company entered into Amendment No. 1 (“Amendment No. 1”) to the Company’s Amended and Restated Rights Agreement with Wells Fargo Bank, National Association, as rights agent, dated as of December 23, 2006 (the “Rights Agreement”). The Amendment No. 1 renders the Rights Agreement inapplicable to the Merger Agreement and the transactions contemplated by the Merger Agreement. The foregoing summary is qualified in its entirety by reference to Amendment No. 1, a copy of which is filed as Exhibit (e)(13) hereto and is incorporated herein by reference. In addition, the Board has adopted resolutions designating the Offer and the other transactions contemplated by the Merger Agreement as a “Permitted Offer” under the Rights Agreement.

Vote Required to Approve the Merger

Under Section 302A.621 of the MBCA, if Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding shares of the Company’s Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s shareholders. If Purchaser acquires less than 90% of the outstanding shares of the Company’s Common Stock, the affirmative vote of the holders of two-thirds of the outstanding shares of the Company’s Common Stock will be required under the Company’s Articles of Incorporation to effect the Merger. If Purchaser purchases shares of the Company’s Common Stock pursuant to the Offer, Purchaser will own a sufficient number of shares of the Company’s Common Stock to ensure approval of the Merger regardless of the vote of any other shareholders and Purchaser has agreed to vote all of its shares of the Company’s Common Stock in favor of the Merger.

Section 14(f) Information Statement

The Information Statement attached as Annex A to this Statement is being furnished pursuant to Section 14(f) under the Exchange Act in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s shareholders as described in the Information Statement, and is incorporated herein by reference.

ITEM 9.	EXHIBITS.

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated February 25, 2008 (incorporated by reference to Exhibit(a)(1)(i) to the Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with respect to the Company on February 22, 2008 (the “Schedule TO”))
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(ii) to the Schedule TO)
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(iii) to the Schedule TO)
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(iv) to the Schedule TO)
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(v) to the Schedule TO)
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit(a)(1)(vi) to the Schedule TO)
(a)(7)	Form of Summary Advertisement as published on February 25, 2008 (incorporated by reference to Exhibit(a)(1)(vii) to the Schedule TO)
(a)(8)	Press Release dated February 11, 2008 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 11, 2008)
(a)(9)	The Information Statement of the Company dated as of February 25, 2008 (included as Annex A to this Statement)
(a)(10)	Opinion of Greene Holcomb & Fisher dated February 10, 2008 (included as Annex B to this Statement)
(a)(11)	Letter to Shareholders of the Company dated February 25, 2008 (filed herewith)
(e)(1)	Agreement and Plan of Merger dated as of February 11, 2008, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 11, 2008)
(e)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of February 20, 2008, by and between Parent, Purchaser and the Company (filed herewith)
(e)(3)	Employment Agreement, made on February 10, 2008, between the Company and Robert G. Dutcher (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 11, 2008)
(e)(4)	Employment Agreement, dated February 19, 2008, between the Company and Jules L. Fisher (filed herewith)
(e)(5)	Employment Agreement, dated February 19, 2008, between the Company and Irving R. Colacci (filed herewith)
(e)(6)	Employment Agreement, dated February 19, 2008, between the Company and James D. Gustafson (filed herewith)
(e)(7)	Employment Agreement, dated February 19, 2008, between the Company and Shawn F. McCarrey (filed herewith)
(e)(8)	Employment Agreement, dated February 19, 2008, between the Company and Robert J. Scott (filed herewith)
(e)(9)	Employment Agreement, dated February 19, 2008, between the Company and John C. Riles (filed herewith)
(e)(10)	Robert Dutcher Supplemental Executive Retirement Deferred Compensation Agreement, Restated as of August 1, 2006 (filed herewith)

Exhibit No.	Description

(e)(11)	Form of Tender and Support Agreement, dated February 11, 2008, by and among MEDRAD, Inc., Phoenix Acquisition Corp. and each of the following directors and executive officers of the Company: Robert G. Dutcher, Jules L. Fisher, Irving R. Colacci, James D. Gustafson, Robert J. Scott, Shawn F. McCarrey, Donald C. Wegmiller, Seymour J. Mansfield, William C. Mattison, Whitney A. McFarlin, Rodney A. Young and Mary K. Brainerd (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on February 11, 2008)
(e)(12)	Confidentiality Agreement between Parent and the Company dated October 12, 2007 (filed herewith)
(e)(13)	Amendment No. 1 to Amended and Restated Rights Agreement, dated as of February 11, 2008, by and between the Company and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 11, 2008)
(e)(14)	Possis Medical, Inc. Change in Control Termination Pay Plan, amended effective February 10, 2008 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on February 11, 2008)
(g)	None
Annex A	The Information Statement of the Company dated as of February 25, 2008
Annex B	Opinion of Greene Holcomb & Fisher dated February 10, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POSSIS MEDICAL, INC.

By:	/s/ ROBERT G. DUTCHER
Name:     Robert G. Dutcher

Title:	Chairman, President and Chief Executive Officer

Dated: February 25, 2008

ANNEX A

POSSIS MEDICAL, INC.
9055 EVERGREEN BLVD NW
MINNEAPOLIS, MINNESOTA 55433-8003
(763) 780-4555

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement is being mailed on or about February 25, 2008, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Possis Medical, Inc. (“Possis” or the “Company”), to holders of the Company’s common stock, par value $0.40 per share, including the associated rights to purchase shares of capital stock of the Company issued pursuant to that certain Amended and Restated Rights Agreement dated as of December 23, 2006 by and between the Company and Wells Fargo Bank, National Association (the “Shares”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Possis. You are receiving this Information Statement in connection with the possible election of persons designated by Medrad, Inc., a Delaware corporation (“Parent”) to a majority of the seats on the board of directors of the Company (the “Board”).

BACKGROUND

On February 11, 2008, the Company entered into an Agreement and Plan of Merger (as amended by the parties on February 20, 2008, the “Merger Agreement”) with Parent and Phoenix Acquisition Corp., a Minnesota corporation and wholly owned subsidiary of Parent (“Purchaser”). Pursuant to the Merger Agreement, Purchaser has commenced an offer to purchase all outstanding Shares at a price per Share of $19.50 (the “Offer Price”), net to the sellers in cash without interest, upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer” ). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on February 25, 2008.

The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, following completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) and the Company will continue as the surviving corporation under the laws of the State of Minnesota, and the separate corporate existence of Purchaser will cease. In the Merger, Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by Parent, Purchaser, any other subsidiary of Parent or any subsidiary of the Company, all of which will be cancelled, and other than Shares held by shareholders who have properly exercised dissenters’ rights under the Minnesota Business Corporation Act), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest.

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached, which was filed by the Company with the SEC on February 25, 2008 and which is being mailed to shareholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Parent, Purchaser or the potential Board designees (as defined below) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Purchaser commenced the Offer on February 25, 2008. As set forth in the Offer to Purchase, the Offer is currently scheduled to expire at 5:00 p.m., New York City time, on Tuesday, March 25, 2008, unless the Offer is extended pursuant to the Merger Agreement.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

The Merger Agreement provides that after Purchaser accepts for payment and pays for Shares pursuant to the Offer, and upon Parent’s request, Parent will be entitled to designate the number of directors, rounded up to the next whole number, to the Board that equals the product of (a) the total number of directors on the Board, giving effect to the election of any additional directors, and (b) the percentage that the number of Shares held by Parent and Purchaser bears to the total number of Shares outstanding. The Company will use its best efforts to cause Parent’s designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. Moreover, the Company will take all actions necessary to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Board, each board of directors of each subsidiary of the Company, and each committee of the board of each subsidiary, that represents the same percentage as the individuals represent on the Board, in each case to the fullest extent permitted by applicable law.

Following the election or appointment of Parent’s designees and until the consummation of the Merger, consent of both of the directors of the Company then in office who were not Parent’s designees will be needed to approve (i) any amendment or termination of Merger Agreement by the Company, (ii) any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, (iii) any waiver of any of the Company’s rights or any of the obligations of Parent or Purchaser under the Merger Agreement, (iv) any other consent, action or recommendation by the Company or the Company’s board of directors with respect to the Merger Agreement, the Offer or the Merger or any other transaction contemplated thereby or in connection therewith or (v) any amendment or modification to the Company’s articles of incorporation or bylaws.

Information with respect to the Board Designees

Parent has informed the Company that promptly following its payment for Shares pursuant to the Offer, Parent will exercise its rights under the Agreement to obtain representation on, and control of, the Board by requesting that the Company provide it with the maximum representation on the Board to which it is entitled under the Agreement. As of the date of this Information Statement, Parent has not determined who it will designate to the Board. However, such designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. To our knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. To our knowledge, there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which any Potential Designee or any associate of any Potential Designee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. To our knowledge, none of the Potential Designees listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The following table sets forth, with respect to each individual who may be designated by Parent as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years. Unless otherwise indicated, all designees of the Parent to the Board have held the office and principal occupation identified below for not less than five years.

Name	Age	Principal Occupation and Five-Year Employment History

John P. Friel	54	Director of Parent; President and Chief Executive Officer of Parent.
Gary Bucciarelli	51	Senior Vice President and Chief Administration Officer of Parent since July 2007; prior thereto Senior Vice President of the Magnetic Resonance Strategic Business Unit from January 2004 and Vice President of Finance from January 2003.
Joseph Havrilla	53	Senior Vice President of the Magnetic Resonance Strategic Business Unit of Parent since July 2007; prior thereto Senior Vice President of Corporate Innovation since 2003.
Kraig McEwen	35	Senior Vice President, Cardiovascular Business Unit of Parent since January 2004; prior thereto Executive Director of Business Development.
John R. Tedeschi	50	Senior Vice President - Global Field Organization of Parent.
Jeffrey S. Kelly	37	Executive Director of Marketing of Parent.
William H. Snyder	40	Executive Director of Finance of Parent since June 2004; prior thereto Sales Representative.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 100,000,000 shares, 20,000,000 shares of which are designated as common stock, par value $0.40 per share, and 1,000,000 shares of which are designated series A junior participating preferred stock, par value $0.40 per share. As of the close of business on February 8, 2008, there were 17,034,157 shares of common stock outstanding and no shares of preferred stock outstanding.

The Shares are the only class of voting securities of the Company outstanding that are entitled to vote at a meeting of shareholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the shareholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of February 11, 2008.

Name	Age	Position(s)

Robert G. Dutcher	62	Chairman, President and Chief Executive Officer
Mary K. Brainerd	54	Director
Seymour J. Mansfield	62	Director
William C. Mattison, Jr.	60	Director
Whitney A. McFarlin	67	Director
Donald C. Wegmiller	69	Director
Rodney A. Young	53	Director
Jules L. Fisher	53	Vice President, Finance and Chief Financial Officer
Irving R. Colacci	54	Vice President, Legal Affairs and Human Resources, General Counsel and Secretary, and Chief Governance Officer
James D. Gustafson	52	Senior Vice President, Research Development, Engineering, Clinical Evaluation and Chief Quality Officer
Shawn F. McCarrey	50	Executive Vice President, Worldwide Sales and Marketing
Robert J. Scott	63	Vice President, Manufacturing Operations and Information Technology, and Chief Security Officer

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of the Company.

Robert G. Dutcher, 62, has been a director of the Company since 1993. He was hired as General Manager of our medical product subsidiary in 1985 and subsequently became its President. He served as Executive Vice President of the parent company from June 1992 until October 1993. He has served as our President and Chief Executive Officer since the medical products subsidiary and parent were combined in 1993 and was elected Chairman of the Board of Directors in December 2001. Mr. Dutcher also serves as a director of Daktronics, Inc.

Mary K. Brainerd, 54, has been a director of the Company since 2001. She has been President and Chief Executive Officer of HealthPartners, Inc., a family of non-profit Minnesota health care organizations, since 2002. She served as Executive Vice President and Chief Operating Officer of HealthPartners from 2000 to 2002.

Seymour J. Mansfield,62, has been a director of the Company since 1987. He is a founder, officer and shareholder of Mansfield, Tanick & Cohen, P.A., a Minneapolis, Minnesota law firm.

William C. Mattison, Jr., 60, has been a director of the Company since 1999. He retired in 1998 as a Principal of Gerard, Klauer, Mattison & Co., Inc., an institutional equity research and banking firm.

Whitney A. McFarlin, 67, has been a director of the Company since 1998. He has been retired since 1998. He served as Chairman, President, and Chief Executive Officer of Angeion Corporation, a medical device company, from 1993 to 1998.

Donald C. Wegmiller, 69, has been a director of the Company since 1987. He has been a Senior Consultant and Advisor with Clark Consulting Healthcare Group since 2005. From 2002 to 2005 he was the Chairman of Clark Consulting Healthcare Group, a compensation and benefits consulting firm. Mr. Wegmiller serves as a director of Omnicell, Inc.

Rodney A. Young, 53, has been a director of the Company since 1999. He has been the President and Chief Executive Officer of Medical Graphics Corporation, a medical device company, since November 2004. He served as Chairman, Chief Executive Officer and President of LecTec Corporation from 1996 to 2003. Mr. Young serves as a director of Angeion Corporation and Health Fitness Corporation.

Jules L. Fisher, 53, has been an officer of the Company since 2005. He joined us as Chief Financial Officer, Vice President of Finance, in May 2005. Prior to that time, Mr. Fisher served as a consultant with Certes Financial Pros since November 2004 and was Corporate Controller of American Medical Systems from February to September 2004. Mr. Fisher was the Chief Financial Officer of Medical CV, Inc. from December 2001 to February 2004. From 1996 until December 2001, Mr. Fisher served as Vice President and Chief Financial Officer at Minntech Corporation.

Irving R. Colacci, 54, has been an officer of the Company since 1988. He joined us in 1988 as Secretary and Corporate Counsel. Since 1993, he has served as General Counsel and Vice President, Legal Affairs and Human Resources; and in August 2005 was designated as Chief Governance Officer.

James D. Gustafson, 52, has been an officer of the Company since 1994. He has served as a Senior Vice President since August 2005, and previously served as Vice President since January 1994. Mr. Gustafson has been responsible for our Quality Assurance and Regulatory/Clinical Affairs since June 1993. In August 2001, Mr. Gustafson assumed responsibility for research, development, and engineering functions, and in August 2005 he assumed responsibility for all clinical evaluation activities and was designated Chief Quality Officer.

Shawn F. McCarrey, 50, has been an officer of the Company since 2001. He became our Director of U.S. Sales in December 1998 and became Vice President of U.S. Sales in April 2001. In February 2003 he became Vice President of Worldwide Sales and Executive Vice President of Worldwide Sales and Marketing in August 2005.

Robert J. Scott, 63, has been an officer of the Company since 1993. He joined our medical subsidiary in 1985 and has served as Vice President of Manufacturing since 1993. He assumed responsibility for Information Technology in 2001. In August 2005 he was designated as Chief Security Officer.

CORPORATE GOVERNANCE

Director Independence

The Board has determined that each of our directors satisfies the independence requirements of the Nasdaq Global Market (“Nasdaq”), except for Robert G. Dutcher, who serves as our Chairman, President and Chief Executive Officer.

Our Audit Committee, Compensation Committee, and Nominating and Governance Committee consist solely of independent directors, as defined by Nasdaq. The members of our Audit Committee also meet the additional SEC and Nasdaq independence and experience requirements applicable specifically to members of the Audit Committee. In addition, all of the members of our Compensation Committee are “non-employee directors” within the meaning of the rules of Section 16 of the Securities Exchange Act, and are “outside directors” for purposes of Internal Revenue Code Section 162(m).

Board Meetings and Participation

As of the date of this Information Statement, the Board has seven members currently comprised of Robert G. Dutcher, Mary K. Brainerd, Seymour J. Mansfield, William C. Mattison, Jr., Whitney A. McFarlin, Donald C. Wegmiller and Rodney A. Young. The Board has a standing Audit Committee, Compensation Committee, Nominating and Governance Committee and Executive and Strategic Planning Committee. Current copies of the charters of each of the committees are available in the Governance section of the Investor Information section of our website at www.possis.com.

During the fiscal year ended July 31, 2007, (i) the Board held five meetings; (ii) the Audit Committee held four meetings; (iii) the Compensation Committee held three meetings and (iv) the Nominating and Governance Committee held two meeting. The Executive and Strategic Planning Committee did not meet during the Fiscal Year ended July 31, 2007. During the fiscal year ended July 31, 2007, each director attended at least 75% or more of the aggregate number of the meetings of the Board and of the committees of which he or she is a member. The Board does not have a formal policy requiring attendance by the directors at the annual meetings of shareholders; however, all of our directors attended our 2006 annual meeting.

Audit Committee

The members of our Audit Committee are Whitney A. McFarlin, William C. Mattison, Jr. and Rodney A. Young. Mr. McFarlin is the chair of the committee. The Audit Committee assists the Board in fulfilling its responsibility for the safeguarding of assets and oversight of the quality and integrity of our accounting, auditing and reporting practices, and such other duties as directed by the Board. The Audit Committee has sole authority to appoint, determine funding for, retain and oversee our independent registered public accounting firm and to pre-approve all audit services and permissible non-audit services. It is our policy to present to the entire committee proposals for all audit services and permissible non-audit services prior to engagement. All members of the Audit Committee are independent, as defined in Rule 4350(d)(2) of the NASD. The Board of Directors has determined that Whitney A. McFarlin is an audit committee financial expert within the meaning of SEC regulations but that neither of the other two members of the Committee are Audit Committee Financial Experts. The Committee operates under a charter, which is available on our website at www.possis.com under the Investors/Corporate Overview/Corporate Governance tab.

Compensation Committee

The members of our Compensation Committee are Donald C. Wegmiller, Mary K. Brainerd, Seymour J. Mansfield and Rodney A. Young. Mr. Wegmiller is the chair of the committee. The Compensation Committee is responsible for defining and administering our executive compensation program. The responsibilities and activities of the Compensation Committee are discussed in this Information Statement under the caption Compensation Discussion and Analysis. The Committee operates under a charter, which is available on our website at www.possis.com under the Investors/Corporate Overview/Corporate Governance tab.

Nominating and Governance Committee

The members of our Nominating and Governance Committee are Seymour J. Mansfield, Mary K. Brainerd, William C. Mattison, Jr., Whitney A. McFarlin, Donald C. Wegmiller and Rodney A. Young. Mr. Mansfield is the chair of the committee. The Nominating and Governance Committee is responsible for the director nomination and election process, succession planning, and corporate governance issues. It determines the criteria and qualifications of director nominees based on qualification criteria that it develops. The Committee will apply these criteria for nominees identified by the Committee, by share-holders, or through some other source. The Committee’s membership consists of all members of the Board who meet the independence requirements of the Nasdaq listing standards. In addition, Seymour J. Mansfield serves as Lead Director and chairs the Committee. His duties and responsibilities as Lead Director are described in the Committee’s Charter, which governs the activities of the Committee and is available on our website at www.possis.com under the Investors/Corporate Overview/Corporate Governance tab.

Executive and Strategic Planning Committee

The members of our Executive and Strategic Planning Committee are Donald C. Wegmiller, Robert G. Dutcher, Seymour J. Mansfield and William C. Mattison, Jr. Mr. Wegmiller is the chair of the committee. The Executive and Strategic Planning Committee is responsible for exercising the authority of the Board during the intervals between meetings of the Board, for formulating and recommending general policies for Board consideration, for working with management in the development of its annual Strategic Plan, and for advising the Board on strategic issues. It operates under a charter available on our website at www.possis.com under the Investors/Corporate Overview/Corporate Governance tab.

Shareholder Communications with our Board

Shareholders may communicate with the our Board of Directors by sending a letter addressed to the Board of Directors or specified individual directors to: Possis Medical, Inc., 9055 Evergreen Blvd NW, Minneapolis, MN 55433, c/o Irving R. Colacci, Vice President, General Counsel and Secretary. All communications will be compiled by the General Counsel of the Company and submitted to the Board or the individual directors on a periodic basis.

Code of Ethics

We have adopted a formal Code of Ethics that is applicable to all of our officers, directors and employees, including our senior financial officers. It is the responsibility of any employee, officer or director to report any violations of our code of ethics to the Company’s General Counsel or the Chair of its Audit Committee. Our Code of Ethics is available on our website at www.possis.com under the Investors/Corporate Overview/Corporate Governance tab.

DIRECTOR COMPENSATION

Directors who are not employees receive an annual retainer of $7,500, meeting fees of $2,000 per Board meeting attended in person, and $1,000 for each telephonic Board meeting attended. We also pay the chair of each committee an additional annual retainer of $3,000, pay members of the Executive and Strategic Planning Committee an annual retainer of $6,000, pay members of other committees an annual retainer of $1,500, and pay meeting fees of $500 for each committee meeting attended as committee Chair and $250 for each committee meeting attended as a committee member. Our Lead Director receives an additional $15,000 annual retainer.

Under our 1999 Stock Compensation Plan, outside directors receive options to purchase 4,000 common shares on the first business day of each calendar year. The exercise price of these options is equal to the fair market value on date of grant. Fifty percent of these options vest after six months and the remainder vest after one year.

Beginning with options granted in January 2007, all options to directors expire in five years, instead of the ten year expiration period provided in all grants prior to that date. Directors also receive, on the first business day of each calendar year, restricted stock having a value on the date of grant equal to their annual retainer of $7,500. New directors receive an option to purchase 8,000 shares of common stock upon initial election to the Board.

We also have a stock option program to promote retention of outside directors for a period long enough to allow for a full understanding of our business, to encourage solid judgments that lead to sustained business success and to aid in the recruitment of new qualified directors. Following election to a sixth annual term, directors receive a 20,000 share stock option grant and additional grants of 4,000 shares annually for ten years. Vesting of these grants is contingent on three levels of appreciation in the value of our common stock. One-third of the initial grant vests if the stock appreciates 20% in value; one-third vests if the stock appreciates 40% in value; and the final third vests if the stock appreciates 60% in value. In addition, all options granted under this program continue to be eligible for vesting for five years following retirement from service as a director and vest, in any event, five years following the date of the grant.

Pursuant to our 1999 Stock Compensation Plan, each outside director may elect to receive director fees in the form of discounted stock options. Each director must make an election each year with regard to fees that would otherwise be payable for that calendar year. The exercise price of the options is 50 percent of the fair market value of the stock on the date of grant, which is the first business day of the year following the year for which the fees are earned. Each option becomes exercisable in full six months following the date of grant. The number of shares subject to each option is calculated by dividing the fees owed to the particular director by the discounted exercise price. Going forward, these grants will remain exercisable for five years. For calendar year 2007, all directors, with the exception of Ms. Brainerd, elected to receive these fees in discounted stock options.

The following table reflects all compensation awarded to, earned by, or paid to our non-employee directors during fiscal year 2007.

	Director Compensation Table
Name	Fees Earned[1]	Stock Awards[2]	Option Awards3 4	Total[5]

Mary K. Brainerd	$20,500	$7,500	$154,800	$182,800
Seymour J. Mansfield	$43,500	$7,500	$22,320	$73,320
William C. Mattison, Jr.	$27,000	$7,500	$44,400	$78,900
Whitney A. McFarlin	$23,500	$7,500	$44,400	$75,400
Donald C. Wegmiller	$32,000	$7,500	$22,320	$61,820
Rodney A. Young	$21,000	$7,500	$44,400	$72,900

[1]	Fees are paid on a calendar year basis. All directors elected to receive their calendar 2006 directors fees, otherwise payable in cash, in the form of discounted stock options as described herein.

[2]	Each non-employee director was granted restricted stock on the first business day of the calendar year equal in value to the $7,500 annual retainer. The $7,500 divided by the fair market value on the date of grant equals the number of shares granted. A total of 3,174 shares of stock were granted on January 2, 2007, 529 shares to each of the six non-employee directors.

[3]	All options were granted on January 2, 2007.

[4]	All non-employee directors received 4,000 stock options valued at $5.58. Mr. Young, Mr. Mattison, Mr. McFarlin and Ms. Brainerd received 4,000 additional options under the Company’s director retention option program. These options vest based on achievement of specified stock appreciation over time and are valued differently for each price point, but at an overall average value of $5.52. In addition, Ms. Brainerd was granted 20,000 options on January 2, 2007, as the initial grant under the director retention option program, which we valued at the same level as the 4,000 share grants under the director retention program.

[5]	Non-employee directors held the following stock options as of October 3, 2007: Mary K. Brainerd, 65,647; Seymour Mansfield, 108,117; William Mattison, 88,231; Whitney McFarlin, 98,093; Donald Wegmiller, 29,197 and Rodney Young, 70,218.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership as of February 11, 2008, by each person known to us to beneficially own 5% or more of our common stock, by each of our directors, by each of our “named executive officers” (as defined under the heading “Executive Compensation”) and by all directors and executive officers as a group.

Name of Beneficial	Amount		Total%
Owner or Identity of Group	Beneficially Owned(1)		of Class

Royce and Associates, LLC 1414 Avenue of the Americas New York, NY 10019	1,998,084	(2)	11.7
Black River Asset Management, LLC 12700 Whitewater Drive Minnetonka, MN 55343	1,691,400	(3)	9.9
Wall Street Associates, LLC 1200 Prospect Street, Suite 100 La Jolla, CA 92037	874,500	(4)	5.1
Robert G. Dutcher	611,619		3.6
Mary K. Brainerd	52,756			*
Seymour J. Mansfield	221,563	(5)	1.3
William C. Mattison, Jr.	192,682		1.1

Name of Beneficial	Amount	Total%
Owner or Identity of Group	Beneficially Owned(1)	of Class

Whitney A. McFarlin	85,686		*
Donald C. Wegmiller	61,359		*
Rodney A. Young	43,229		*
Irving R. Colacci	189,506	1.1
Jules L. Fisher	24,452		*
James D. Gustafson	220,936	1.3
Shawn F. McCarrey	183,785	1.1
Directors and Executive Officers as a Group (12 persons)	2,131,669	12.4

(1)	Includes shares owned indirectly by trusts, spouses, minor children and options that are currently exercisable or will become exercisable within sixty days of February 11, 2008, as follows: Mr. Dutcher, 589,034 shares; Ms. Brainerd, 41,647 shares; Mr. Mansfield, 169,321 shares; Mr. Mattison, 145,564 Mr. McFarlin, 81,568 shares; Mr. Wegmiller, 29,199 shares; Mr. Young, 39,711 shares; Mr. Colacci, 185,150 shares; Mr. Gustafson, 212,725 shares; Mr. McCarrey, 154,423 shares; Mr. Fisher, 18,275 shares; and for all directors and executive officers as a group, 1,882,871 shares.

(2)	Based on a Schedule 13G filed by Royce and Associates, LLC, with the SEC on January 24, 2007. Represents shares over which Royce and Associates, LLC has sole voting and dispositive power.

(3)	Based on a Schedule 13G filed by Black River Asset Management, LLC, dated February 14, 2007. Represents shares over which Black River Asset Management, LLC, has shared voting and dispositive power as the advisor to Black River Long/Short Fund, LTD and Black River Long/Short Opportunity Fund, LLC.

(4)	Based on a Schedule 13G filed by Wall Street Associates, LLC dated February 11, 2008. Represents 600,600 shares over which Wall Street Associates, LLC has sole voting power and 874,500 shares over which it has sole dispositive power.

(5)	Includes 2,000 shares pledged as security.

*	Denotes ownership of less than 1% of shares outstanding

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Objectives.  Our executive compensation philosophy and practices are intended to retain and provide an incentive for increased performance by our current executives and to facilitate recruitment of new executives. We believe that compensation paid to our executive officers should be closely aligned with our performance on both a short-term and long-term basis and should be linked to specific measurable results intended to increase shareholder value. Our executive compensation program is designed to achieve the following objectives:

•	Attract and retain executives important to our success and the creation of value for our shareholders;

•	Motivate our executives to achieve corporate and individual performance objectives intended to enhance shareholder value; and

•	Reward our executives for the achievement of corporate and individual performance objectives, creation of shareholder value and contribution to our short and long-term success.

In order to achieve these objectives, our compensation committee, with the authorization of our Board, has designed the executive compensation program using the following philosophy and principles:

•	We target base salaries at or below the median of the peer group and short-term cash bonuses at or above the peer group, thus allocating a greater portion of each executives salary and bonus compensation to achievement of annual corporate and individual objectives;

•	We target total compensation at the 50th to 75th percentile of companies in our peer group, with the opportunity to earn total compensation above the market median when achievement of performance objectives exceed plan targets;

•	We favor having a significant component of variable compensation tied to results and achievement;

•	We differentiate individual compensation among our executives based on responsibility, education, experience, job performance and potential; and

•	We provide long-term incentives in the form of equity participation through restricted stock and stock options and retirement enhancement through participation in an employer contributed deferred compensation program.

Determination of Compensation Awards.  Our compensation committee, operating under a written charter adopted by our Board, has the primary authority to determine compensation for our executive officers. Compensation committee determinations are presented to and ratified by the Board. The compensation committee is comprised entirely of independent directors within the meaning of the rules of the NASDAQ. For the past several years, the compensation committee has retained the services of Financial Concepts, Inc. (“FCI”), an independent executive compensation consultant, to advise on competitive pay practices and the amounts and nature of compensation paid to executive officers at similar companies, including a specified peer group of companies.

Typically, the committee utilizes the services of FCI to establish a three-year compensation program, with less extensive services utilized annually to ensure that the three-year program remains appropriate. FCI was retained during fiscal year 2007 to perform an extensive analysis of compensation and to present its recommendations for our fiscal year 2008 executive compensation program. FCI reported directly to the compensation committee and the committee had sole authority to engage and terminate its services. The compensation committee also uses senior management staff as needed to gather relevant historical data and prepare analyses to assist in the evaluation of compensation data.

At the invitation of the Committee, our chief executive officer participates in a portion of most compensation committee meetings, although he is not present and does not participate in the final consultation on his compensation. To aid our compensation committee in making its determination and recommendations to the Board, our chief executive officer provides an assessment of performance for each executive officer.

Using the input from the compensation consultant and the chief executive officer, and with other information supplied by administrative staff, our compensation committee reviews all components of the compensation package for the executive officers including:

•	annual base salary;

•	cash bonuses based on corporate and individual performance;

•	equity compensation;

•	accumulated realized and unrealized stock option and restricted stock grants;

•	contributions to deferred compensation plans;

•	the dollar value to the executive and cost of perquisites; and

•	the actual and projected payout obligations under the our change-in-control agreements.

In order to allocate total compensation among the above components, the compensation committee considers and discusses the merits of several structures and decides on the structure that best meets both our needs and the needs of the executives.

Compensation Benchmarking and Peer Group.  For 2007, as in prior years, our compensation committee relied on compensation comparisons prepared by its outside compensation consultant in reviewing compensation for our executive officers. The committee reviewed the average total target cash compensation for each named executive officer and the average number and value of equity-based awards considering individual job responsibility levels on both a single year and historical basis. The consultant’s data included a market analysis to ascertain the relative compensation positions of the chief executive officer and other executive officers compared to a peer group of medical device companies. We have traditionally relied on a peer group of companies that includes those used to prepare the comparative five-year cumulative total return chart that has appeared in our annual proxy statement. In 2007, however, the peer group was expanded to include five additional companies. The expanded peer group allowed our compensation committee to compare our executive compensation to more companies with a similar position in their growth cycle and comparable in market capitalization. The peer group used included: Arthocare Corp., Datascope Corp., Kensey Nash Corp., Merit Medical Systems, Inc., Spectronetics Corp., Angiodynamics, Inc., Cantel Medical Corp., ev3 Inc., Polymedica Corp. and FoxHollow Technologies, Inc. All elements of compensation pay were considered. In order to determine the competitive market within the peer group and to validate the data obtained, data from multiple survey sources was also examined. A different combination of surveys was used for each executive in an effort to accurately match survey data to individual job function. Sources for survey data included Watson Wyatt, Stanton, the Employer Association, Qualcomp and the Manufacturers Alliance.

Any proposed revisions to compensation levels are discussed, modified as needed to reflect individual and specific circumstances and acted upon following a comprehensive review of corporate and individual performance against previously established goals and objectives. In order to attract, retain and motivate its executives, the compensation committee believes that total compensation should generally fall between the 50th and 75th percentile of remuneration provided by comparable peer group companies. This approach ensures us that we remain competitive in our markets even though we tend to keep base salaries below the peer group median.

Executive Compensation Program.  Our executive compensation program and the policies that govern its implementation are outlined briefly below. The elements of the program are:

•	Base Salary

•	Short-Term Incentive Bonus

•	Long-Term Equity Awards

•	Retirement Benefits

•	Other Personal Benefits

Base Salary.  Base salaries for executive officers are set at levels that the compensation committee believes are generally competitive with levels of compensation paid to executive officers of other comparably-sized medical device manufacturers based on analysis and recommendations provided by FCI, market data reflecting base salaries paid by comparably-sized medical device manufacturers, and individual performance of the executive. Our overall performance, shareholder return, and progress toward achieving specific objectives are also important factors in setting compensation for the chief executive officer and, to a lesser extent, for other officers. Annual salary adjustments are generally modest.

Consistent with our policy of setting base salary at or slightly below the median of executives at peer companies, for the 2007 fiscal year our compensation committee raised base salaries in amounts from 5-6 percent. Base salaries for fiscal year 2008 were increased by 9 percent for the chief executive officer to raise his salary from the 25th percentile to the 40th percentile and 5 percent for all other executive officers. The $390,000 base salary of our chief executive officer for fiscal year 2008 was approximately 5 percent below the mean of the salaries of executives in our peer group. The $200,000 base salary of our chief financial officer was approximately 11 percent below the mean. At $190,000, our general counsel was approximately 16 percent below the mean; at $204,000 our vice president of sales was 8 percent below the mean; at $189,600 our vice president of research and clinical evaluation was 13 percent below the mean; and at $160,000 our vice president of manufacturing and IT was 29 percent below the mean.

Short-Term Incentive Bonus.  The compensation committee has established an annual short-term incentive bonus program for officers. The incentive bonus is intended to reward annual performance and help attract and retain qualified executives. Under the incentive bonus program, the executive officers are eligible to receive a cash bonus payment following the conclusion of the fiscal year, contingent on achievement of predetermined performance goals.

Our incentive bonus program for 2007 was established by the compensation committee in August 2006, at the same time as adjustments were made in base salaries. The program provided, generally, that at targeted performance levels, the executives would receive a bonus that placed their total compensation above the median for similarly situated executives based on statistics provided by the compensation consultant. For our chief executive officer, payout at target levels would have caused his total compensation, when combined with base salary, to be in the 50th percentile of total compensation in the peer group.

Seventy percent of the 2007 bonus program was based on achievement of corporate financial objectives and thirty percent was based on achievement of non-financial performance milestones. The financial objectives consisted of a total revenue target of $71 million, broken down both annually and by quarterly sales by product franchise, pre-tax income of $610,000 for the full year and further subdivided by quarter, and a gross profit margin for the year of 71.5 percent, also broken down by quarterly performance. Non-financial goals included the ability to launch new products following appropriate regulatory approval, obtaining regulatory clearance on specified applications, completion or significant progress on specified clinical studies, completion of specified new product development activities, publication of significant clinical studies and completion of a specific investment/acquisition project involving a third-party company.

Our compensation committee determines the extent to which performance objectives have been met or exceeded. The amount of the incentive bonus paid is set by the compensation committee after the committee determines the level of goal achievement for the year. Based on an overall corporate performance assessment of 81.4 percent of target objectives for 2007, the chief executive officer qualified for a cash bonus of $194,800, which represented 84.3 percent of his target award after factoring in an assessment of his individual performance. For 2008, the chief executive officer will be eligible to receive a cash bonus of $260,000 if corporate and individual performance is assessed at 100 percent.

For 2007, the other executive officers received cash bonuses in amounts that ranged from 84 percent to 86 percent of target based on the 81.4 percent corporate performance assessment and application of individual assessments that represented 25 percent of their total awards. For 2008, executive officers will be eligible to receive cash bonuses ranging from $107,000 to $200,000, depending on their position, and based on a 100 percent assessment of corporate and individual performance.

Long-Term Equity Awards.  Long-term equity awards, in the form of restricted stock and stock options, are granted annually to the chief executive officer and other executive officers consistent with our executive incentive compensation program. The combination of restricted stock and stock options are intended to encourage executive retention, maximize individual performance and strengthen the alignment of management interests with that of the shareholders. In making awards under our incentive compensation program, the compensation committee considers total compensation and the appropriate combination of equity-based awards. The amount of long-term equity awards granted to the chief executive officer and other executive officers is based upon the compensation committee’s assessment of corporate performance in relation to goals and objectives established at the beginning of the fiscal year and each executive’s expected future contributions. In granting restricted stock and stock options to the chief executive officer and other executive officers, the compensation committee also considers the impact of the grant on our financial performance, as determined in accordance with the requirements of Statement of Financial Accounting Standards No. 123(R).

The committee attempts to limit the maximum number of restricted stock and stock option awards to employees in each year, exclusive of options to new employees and extraordinary grants compelled by special circumstances, to two percent or less of the shares we have issued and outstanding. In addition, and in order to reduce or eliminate dilution of shareholders’ interests, we intend to continue to attempt to repurchase at least as many shares in the open market under our current stock repurchase program as are awarded in stock options and restricted stock.

The compensation committee, under the authority granted to it by the Board of Directors, has historically granted stock options on an annual basis following the end of the fiscal year and at the same time as base salary and cash bonus decisions are made consistent with its executive incentive compensation program as described herein. Grants are made to officers and other key employees based on the same goals and objectives and individual performance assessments as are applied to determine cash bonus awards. Options are granted by the committee only at regular or special meetings, or by unanimous written consent. Although our chief executive officer makes recommendations regarding the number of options and other equity-based awards that are granted based on his performance assessment, the committee has not delegated to the chief executive officer or any other officer the ability to make these grants. The committee’s normal practice is to condition the vesting of stock options on the passage of time.

For fiscal year 2007, the committee granted a portion of long-term equity-based compensation in the form of restricted stock that will vest in equal annual installments of twenty-five percent per year beginning one year following the date of grant. These grants also carry an accelerated vesting provision that allows each 25 percent tranche of the total grant to vest upon appreciation of 20 percent, 44 percent, 73 percent and 100 percent of the market value of our common stock after the date of grant. Because of the disproportionate expense of options under SFAS 123(R) compared to other forms of equity benefit, and because restricted stock represents a benefit less susceptible to our highly volatile stock price, we have granted a portion of our equity-based benefits in the form of restricted stock. We retain custody of the restricted stock shares until they are no longer subject to the restriction.

The remainder of the fiscal year 2007 long-term equity award was made in the form of nonqualified stock options priced at the closing price of the underlying common stock on the date of grant. The stock options have a five-year term and vest in equal annual installments of twenty-five percent beginning one year following the date of grant.

Retirement Benefits.  Our policy is to provide an attractive benefit package to all employees. All of our executive officers, to the extent they meet plan eligibility requirements, are entitled to participate in our 401(k) retirement savings plan on the same basis as other employees. In addition, our chief executive officer is also the beneficiary of a Supplemental Executive Retirement Deferred Compensation Agreement that provides for annual contributions by the Company in amounts that are calculated to provide a target benefit following retirement at age 65 in an amount equal to fifty percent of base salary for ten years, with smaller benefits paid in the event of retirement prior to age sixty-five. Because our chief executive officer is a highly valued employee, this Agreement has been structured as both a retirement supplement and retention vehicle incorporating non-compete and non-disclosure provisions. The annual contribution is made to a self-directed investment account in an amount calculated to provide the target benefit at retirement assuming a reasonable rate of return and anticipated increases in annual base salary. Benefits, if any, actually paid following retirement are dependent on the performance of the investment account and the balance of the fund at the time of retirement. In 2007, a contribution of $204,599 was made for the benefit of our chief executive officer under this Agreement.

During 2004, and based on extensive surveys of industry compensation practices, our compensation committee determined that our least competitive benefit, in relation to industry comparables, was executive retirement benefits. Accordingly, our compensation committee recommended, and our Board approved, a supplemental retirement program for our other executive officers. This program conditions entitlement to retirement benefits on a minimum level of corporate performance against the same objectives used to determine incentive compensation, allows for increased benefits if the Company performs in excess of Plan, recognizes that the Company has, in the past, relied on stock options to make up for the lack of traditional retirement programs and recognizes that use of stock options in the future may be less desirable to the Company due to the changing accounting environment. Contributions range from 6 percent of base salary if corporate performance is assessed at 85-90 percent of goal to 14 percent of base salary if corporate performance is assessed at over 110 percent of goal. For fiscal year 2007, a total contribution of $62,968 was made, divided between the five eligible executives, in an amount equal to 7 percent of each executive’s base salary, based on an 81.4 percent corporate performance assessment. The benefits under this supplemental retirement program are accrued during the term of each officer’s employment, are invested at the discretion of each individual officer in the same menu of investments made available to employees under our 401(K) retirement savings plan, and are paid out in equal annual payments for ten years following a termination of employment or a change-in-control in the company, based on the total amount accrued in the individual officers account at the time of termination.

Other Personal Benefits.  We also provide other welfare benefits to our executive officers in order to achieve a competitive total pay package. We believe we offer a minimal amount of perquisites. The compensation committee believes that these benefits are reasonable, competitive and consistent with our overall executive compensation objectives. These other benefits consist of Company-paid premiums for life insurance, tax preparation and financial planning services, automobile allowances and health club dues. Benefits provided to all executive officers, above those provided to all employees, aggregated less than $75,000 in 2007. Company executive compensation practices exclude purely personal forms of benefits, such as spousal travel reimbursement, vacation payouts and private aircraft.

Severance and Change in Control Agreements.  We do not have contracts with any executive officer, including our chief executive officer, that provide for severance benefits. We have, in the past, entered into severance agreements with executive officers when their employment is terminated that provided the executive with some form of severance benefit in exchange for acknowledgement of continuing confidentiality covenants, covenants against competition and liability releases. We may consider entering into severance agreements in the future depending on the circumstances at the time.

In 1999, our Board approved a Change in Control Termination Pay Plan (the “Plan”) that provides, at the discretion of the Board, salary and benefit continuation payments to the chief executive officer and other executive officers, together with selected key management and technical personnel, in the event they are terminated within twenty-four months of a change in control. The definition of a change in control for purposes of the Plan is described in this proxy under the section, “Change in Control.” We created the Plan, with this definition, in order to provide assurances that the livelihood of the persons covered by the Plan would not be adversely affected by a transaction in the nature of an acquisition, and to make certain that the officers would not work against a transaction that might be in the best interest of our shareholders.

Under the Plan currently in effect, the chief executive officer is eligible to receive a three-year salary and benefit continuation and the other executive officers a two-year salary and benefit continuation. In addition, other key management and technical personnel are entitled to salary and benefit continuation benefits ranging in duration from six to twenty-four months. The Plan also provides that any unvested restricted stock and stock options would become immediately exercisable upon the change in control event.

The Plan provides that the chief executive officer and one other executive officer are eligible for reimbursement of excise taxes paid or payable by them under the Internal Revenue Service Code Section 280(g). In the event that any payment or other benefit conferred by the Company to or for the benefit of the chief executive officer under the Plan would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the chief executive officer is entitled to receive an additional payment from us equal to 100 percent of any excise tax actually paid or payable.

The Board of Directors has approved additional variable payments upon a change in control notwithstanding employment status following a change in control. The amount of the pool available for such payments is limited, in aggregate, to between two and four percent of the value of Possis at the time of the change in control. The percentage applied is based on the extent to which the change in control agreement price exceeds the value of the corporation prior to public announcement of the acquisition. The value of the corporation for this purpose is equal to the closing stock price averaged over the thirty days prior to announcement of a change in control agreement times the number of shares issued and outstanding on the date of announcement. If the change in control agreement price is less than 11 percent above the value of the corporation, then no bonus pool is created. If the change in control agreement price is between 11 percent and 20 percent, then a pool of 2 percent of the value of the Company at the time of the change in control is created. The available pool increases in increments to a maximum of 4 percent if the premium exceeds 50 percent. At present, our chief executive officer is entitled to 30 percent of the bonus pool, other executive officers are entitled to 10 percent of the bonus pool and 20 percent is unallocated but awardable to executive officers or other key employees at the discretion of the board of directors.

Deductibility of Executive Compensation.  Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a $1 million annual limit on the amount that a public company may deduct for compensation paid to it’s chief executive officer during a tax year or to any of the company’s most highly compensated executive officers who are still employed at the end of the tax year. The limit does not apply to compensation that meets the requirements of Section 162(m) for “qualified performance-based” compensation (i.e., compensation paid only if the executive meets pre-established, objective goals based upon performance criteria approved by the company’s shareholders).

Compensation Committee Report

The Compensation Committee of the Company has reviewed and discussed with management the section of this Information Statement entitled, “Compensation Discussion and Analysis,” which is required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation Committee recommended to the Board that the section entitled, “Compensation Discussion and Analysis,” be included in the Information Statement.

Compensation Committee of the Board of Directors
Donald C. Wegmiller, Chairman
Seymour J. Mansfield
Mary K. Brainerd

Summary Compensation Table

The following table summarizes all compensation paid to or earned by our chief executive officer, our chief financial officer, and the three other most highly compensated executive officers (“named executive officers”) for services rendered to the Company during fiscal year 2007.

Name and			Stock	Option	Non-Equity Incentive	All Other
Principal Position	Year	Salary	Awards(1)	Awards(1)	Plan Compensation(2)	Compensation(3)	Total

Robert G. Dutcher, Chairman, President and Chief Executive Officer	2007	$358,555	$67,288	$118,011	$194,800	$17,111	$755,765
Jules L. Fisher, Vice President and Chief Financial Officer	2007	$190,898	$31,176	$54,627	$108,200	$15,402	$400,303
Irving R. Colacci, Vice President, Legal Affairs and Human Resources, General Counsel and Secretary, and Chief Governance Officer	2007	$181,757	$31,176	$54,627	$98,200	$17,317	$383,077
James D. Gustafson, Senior Vice President, Research, Development, Engineering, Clinical Evaluation, and Chief Quality Officer	2007	$180,786	$31,176	$54,627	$110,200	$14,249	$391,038
Shawn F. McCarrey, Executive Vice President, Worldwide Sales and Marketing	2007	$194,215	$43,473	$54,627	$162,700	$15,924	$470,939

(1)	The Stock Awards and Option Awards columns represent the dollar amount of restricted stock and stock option awards to each officer in August 2006 under our Incentive Compensation Plan that created accounting expense beginning in fiscal year 2007. These awards were based on an assessment of corporate and individual performance as measured against corporate goals and objectives established by the Board of Directors and an assessment of individual performance based on the recommendations of the Company’s chief executive officer. The Compensation Committee assessed the individual performance of the chief executive officer directly. The dollar amounts shown reflect the dollar amount recognized for financial statement reporting purposes for the year ended July 31, 2007, in accordance with FAS 123(R), which placed a value of $4.17 on each stock option and $8.66 on each share of restricted stock (the closing price of the stock on the August 15, 2006, grant date).

(2)	The dollar amounts shown in the Non-Equity Incentive Plan Compensation column represent cash bonus incentive payments made in August 2007 pursuant to our Incentive Compensation Plan for performance during the fiscal year ended July 31, 2007. No bonus was paid to any named executive officer that was either discretionary, guaranteed and/or made outside of the Incentive Compensation Plan. All cash bonuses were based on an assessment of corporate and individual performance as measured against corporate goals and objectives established by the Board of Directors and an assessment of individual performance based on the recommendation of the Company’s chief executive officer. The Compensation Committee assessed the individual performance of the chief executive officer directly.

(3)	The All Other Compensation column represents the value of Company contributions to each officer’s 401(K) Plan, the value of the use of a company-owned automobile, amounts paid on each officer’s behalf for tax return preparation and financial planning services, company-paid premiums for excess life insurance coverage, the amount of company-paid health club dues and membership fees, and the amount of Medicare tax paid by the Company that is associated with the benefits provided and included in the listing of All Other Compensation, as reflected below:

				Financial		Medicare
	Contributions	Excess Life	Health	Planning and		Tax Paid
Name and	to	Insurance	Club	Income Tax	Automobile	on W-2
Principal Position	401(K) Plan	Premiums	Dues	Preparation	Benefit	Gross-Up	Total

Robert G. Dutcher	$6,008	$792	$996	$1,174	$7,992	$150	$17,112
Jules L. Fisher	$5,986	$276	$372	$882	$8,125	$132	$15,401
Irving R. Colacci	$6,757	$276	$1,827	$1,343	$6,964	$149	$17,316
James D. Gustafson	$5,764	$276	$0	$1,419	$6,671	$119	$14,249
Shawn F. McCarrey	$6,895	$180	$0	$880	$7,956	$13	$15,924

Grants of Plan-Based Awards

The following table summarizes all plan-based award grants to each of the named executive officers during fiscal year 2007. Please refer to the Compensation Discussion and Analysis sections entitled, “Determination of Compensation Award”, “Short-Term Incentive Bonus” and “Long-Term Equity Awards”, for an explanation of how plan-based awards are determined.

									All Other
								All Other	Option		Grant
								Awards:	Awards:	Exercise	Date Fair
								Number	Number of	or Base	Value of
		Estimated Future Payouts Under			Estimated Future Payouts Under			of Shares	Securities	Price of	Stock and
	Grant	Non-Equity Incentive Plan Awards(1)			Equity Incentive Plan Awards(2)			of Stock	Underlying	Option	Option
Name	Date	Threshold	Target	Maximum	Threshold	Target(3)	Maximum	or Units(4)	Options(5)	Awards	Awards(7)
		($)	($)	($)	(#)	($)	(#)	(#)	(#)	($/Sh)(6)	($)

Robert G. Dutcher	2/16/07					81,187
	2/16/07	N/A	231,000	N/A	N/A	37,500	N/A
	8/15/06								28,300	$8.66	118,011
	8/15/06							7,770			67,288
Jules L. Fisher	2/16/07					49,795
	2/16/07	N/A	127,200	N/A	N/A	17,300	N/A
	8/15/06								13,100	$8.66	54,627
	8/15/06							3,600			31,176
Irving R. Colacci	2/16/07					49,795
	2/16/07	N/A	115,500	N/A	N/A	17,000	N/A
	8/15/06								13,100	$8.66	54,627
	8/15/06							3,600			31,176
James D. Gustafson	2/16/07					49,795
	2/16/07	N/A	128,100	N/A	N/A	17,300	N/A
	8/15/06								13,100	$8.66	54,627
	8/15/06							3,600			31,176
Shawn F. McCarrey	2/16/07					49,795
	2/16/07	N/A	192,400	N/A	N/A	17,300	N/A
	8/15/06								13,100	$8.66	54,627
	8/15/06							5,020			43,473

(1)	Cash bonus awards are granted following the end of the fiscal year based on corporate and individual performance during the preceding fiscal year. The Target award is determined at the beginning of the fiscal year. No pre-determined threshold is specified at the beginning or during the fiscal year that must be met in order to support an award at the end of the year, but the Board retains the discretion to decline to grant an award if corporate performance is determined to be so poor as to not support incentive awards. In the event the corporate performance exceeds the plan, the Board retains the discretion to grant awards in excess of targets specified at the beginning of the fiscal year.

(2)	Equity incentive awards are granted consistent with the policy and procedure governing non-equity incentive awards (see above).

(3)	Represents the target dollar value of restricted stock that will be awarded if, following the close of the fiscal year, corporate and individual performance is assessed at 100 percent. The number of shares awarded is calculated by dividing the dollar award by the stock price on the date of grant.

(4)	Consists of restricted stock awards granted consistent with the policy and procedure governing cash and stock option incentive awards (see above).

(5)	The stock options listed in this column were awarded based on corporate and individual performance as measured against pre-determined goals and objectives for the applicable fiscal year performance. Each grant of stock options vest 25% per year beginning one year following the dated of grant, provided the recipient of the grant is employed by Company at the time the grant vests.

(6)	The exercise price of all option awards is the closing market price of Possis Medical common stock on the date of grant.

(7)	Values are calculated for the 8/15/06 restricted stock grants listed in the column entitled, “All Other Awards: Number of shares of Stock or Units,” using the closing price of the underlying stock on the date of grant, which was $8.66. The value of the stock options granted on 8/15/06 was calculated based on the $4.17 value per option applied by the Company for accounting purposes consistent with FAS 123(R).

Outstanding Equity Awards At Fiscal Year-End

The table below reflects all outstanding equity awards made to each of the named executive officers that were outstanding as of July 31, 2007, the end of our fiscal year 2007. The market value or payout value of unexercised shares that have not vested is based on the closing price of Possis Medical common stock on July 31, 2007, which was $11.66.

										Equity
									Equity	Incentive Plan
						Equity			Incentive	Awards:
						Incentive Plan			Plan Awards:	Market or
						Awards:			Number of	Payout Value
		Number of		Number of		Number of			Unearned	of Unearned
		Securities		Securities		Securities			Shares, Units	Shares, Units
		Underlying		Underlying		Underlying			or Other	or Other
	Option	Unexercised		Unexercised		Unexercised	Option	Option	Rights That	Rights That
	Grant	Options (#)		Options (#)		Unearned	Exercise	Expiration	Have Not	Have Not
Name	Date	Exercisable		Exercisable		Options (#)	Price ($)	Date	Vested (#)(5)	Vested ($)(6)

Robert G. Dutcher	9/24/1997	24,000	(1)				14.38	9/24/2007
	9/14/1998	30,000	(1)				5.81	9/13/2008
	8/12/1999	90,000	(1)				8.63	8/12/2009
	8/7/2000	18,000	(1)				6.13	8/7/2010
	8/7/2000	72,000	(1)				6.13	8/7/2010
	11/2/2000	47,200	(1)				5.88	11/2/2010
	1/16/2001	18,489	(2)				5.56	1/16/2011
	4/3/2001	80,000	(1)				3.94	4/3/2011
	9/10/2002	57,400	(1)				12.10	9/10/2012
	8/28/2003	37,350	(1)	12,450			18.69	8/28/2013
	9/17/2004	28,150	(1)	28,150			17.25	9/17/2014
	8/29/2005	13,825	(3)	41,475			12.57	8/29/2010
	8/15/2006	—		28,300	(3)		8.66	8/15/2011
	2/16/2007					37,500			7,301	81,187
Jules L. Fisher	5/11/2005	15,000	(4)	5,000			8.91	5/11/2015
	8/15/2006	—		13,000	(1)		8.66	8/15/2011
	2/16/2007					17,300			4,478	49,795
Irving R. Colacci	9/24/1997	14,300	(1)				14.38	9/24/2007
	9/14/1998	20,000	(1)				5.81	9/14/2008
	8/12/1999	20,000	(1)				8.63	8/12/2009
	8/12/1999	10,000	(1)				8.63	8/12/2009
	8/7/2000	13,500	(1)				6.13	8/7/2010
	8/7/2000	26,500	(1)				6.13	8/7/2010
	11/2/2000	19,600	(1)				5.88	11/2/2010
	4/3/2001	25,000	(1)				3.94	4/3/2111
	9/10/2002	22,000	(1)				12.10	9/10/1012
	8/28/2003	14,925	(1)	4,975			18.69	8/28/2013

										Equity
									Equity	Incentive Plan
						Equity			Incentive	Awards:
						Incentive Plan			Plan Awards:	Market or
						Awards:			Number of	Payout Value
		Number of		Number of		Number of			Unearned	of Unearned
		Securities		Securities		Securities			Shares, Units	Shares, Units
		Underlying		Underlying		Underlying			or Other	or Other
	Option	Unexercised		Unexercised		Unexercised	Option	Option	Rights That	Rights That
	Grant	Options (#)		Options (#)		Unearned	Exercise	Expiration	Have Not	Have Not
Name	Date	Exercisable		Exercisable		Options (#)	Price ($)	Date	Vested (#)(5)	Vested ($)(6)

	9/17/2004	10,550	(1)	10,550			17.25	9/17/2014
	8/29/2005	5,775	(3)	17,325			12.57	8/29/2010
	8/15/2006	—		13,100	(3)		8.66	8/15/2011
	2/16/2007					17,300			4,478	49,795
James D. Gustafson	9/24/1997	14,600	(1)				14.38	9/24/2007
	9/14/1998	20,000	(1)				5.81	9/14/2008
	8/12/1999	20,000	(1)				8.63	8/12/2009
	8/12/1999	10,000	(1)				8.63	8/12/2009
	8/7/2000	13,500	(1)				6.13	8/7/2010
	8/7/2000	16,500	(1)				6.13	8/7/2010
	1/2/2000	17,000	(1)				5.88	11/2/2010
	4/3/2001	35,000	(1)				3.94	4/3/2111
	9/10/2002	21,700	(1)				12.10	9/10/1012
	8/28/2003	4,875	(1)	14,625			18.69	8/28/2013
	9/17/2004	11,400	(1)	11,400			17.25	9/17/2014
	8/29/2005	5,775	(3)	17,325			12.57	8/29/2010
	8/15/2006	—		13,100	(3)		8.66	8/15/2011
	2/16/2007					17,300			4,478	49,795
Shawn F. McCarrey	12/1/1998	10,000					8.38	12/1/2008
	8/12/1999	15,000					8.63	8/12/2009
	8/7/2000	15,000					6.13	8/7/2010
	9/6/2000	10,023					7.69	9/6/2010
	11/2/2000	8,500					5.88	11/2/2010
	4/3/2001	25,000					3.94	4/3/2111
	9/10/2002	20,000					12.10	9/10/1012
	8/28/2003	19,900					18.69	8/28/2013
	9/17/2004	10,600		10,600			17.25	9/17/2014
	8/29/2005	5,775	(3)	17,325			12.57	8/29/2010
	8/15/2006	—		13,100	(3)		8.66	8/15/2011
	2/16/2007					17,300			4,478	49,795

(1)	Stock Options vested 25% per year beginning one year following the date of grant and expire after ten years.

(2)	Vested in full August 1, 2001.

(3)	Stock options vest 25% per year beginning one year following the date of grant and expire after 5 years.

(4)	Vest 25% per year beginning July 31, 2005.

(5)	Represents the number of shares of restricted stock that would be awarded following the end of the fiscal year if 100 percent of the target dollar amount is earned based on corporate and individual performance against incentive plan objectives, using the closing price of the stock on July 31, 2007, for purposes of calculations.

(6)	Represents the dollar value of restricted stock that would be awarded following the end of the fiscal year if corporate and individual performance is assessed at 100 percent of Plan objectives.

Option Exercises and Stock Vested

The table below includes information related to stock options exercised by each of the named executive officers and restricted stock awards that vested during fiscal year 2007. The table also includes the value realized for such stock options and restricted stock. For stock options, the value realized on exercise is equal to the difference between the fair market price of the underlying shares at exercise and the exercise price of the options. For stock awards, the value realized on vesting is equal to the market price of the underlying shares at vesting.

	Option Awards		Stock Awards
	Number of		Number of
	Shares Acquired	Value Realized	Shares Acquired	Value Realized
Name	on Exercise	on Exercise	on Vesting	on Vesting
	(#)	($)	(#)	($)

Robert G. Dutcher	—	—	7,770	99,223
Jules L. Fisher	—	—	3,600	45,972
Irving R. Colacci	10,000	91,500	3,600	45,972
James D. Gustafson	—	—	3,600	45,972
Shawn F. McCarrey	—	—	5,020	64,105

Nonqualified Deferred Compensation

The table below includes information with respect to the deferral of compensation on a basis that is not tax-qualified for each of the named executive officers for fiscal year 2007. A narrative description of the material factors necessary to understand the information in the table is provided below.

					Aggregate
	Executive	Registrant	Aggregate	Aggregate	Balance at
	Contributions	Contributions in	Earnings in	Withdrawals/	Last Fiscal
	in Last Fiscal	Last Fiscal	Last Fiscal	Distributions	Year End
Name	Year ($)	Year ($)	Year ($)	($)	($)

Robert G. Dutcher	—	204,559	92,528	—	969,705
Jules L. Fisher	—	10,800	1,171	—	11,971
Irving R. Colacci	—	10,380	3,293	—	26,865
James D. Gustafson	—	10,320	1,409	—	24,802
Shawn F. McCarrey	—	11,100	2,310	—	26,349

As described in the section of this Information Statement entitled, “Compensation Discussion and Analysis,” we have established a deferred compensation plan for our chief executive officer and a second plan for our other executive officers. These plans are designed as retirement plans and the participants make no individual contributions into their own accounts. Amounts contributed by Possis are invested into self-directed accounts that, for the named executive officers other than our chief executive officer, mirror investment options available under our 401(K) plan, and for our chief executive officer into an investment vehicle chosen by an investment committee established by the compensation committee of the board of directors in consultation with Mr. Dutcher. Participant account balances are fully vested and will be paid to each executive officer over a ten-year period following retirement.

Payments Upon Termination or Change of Control

Under our Change in Control Termination Pay Plan (the “Plan”) our executive officers and other employees named in the plan are entitled to benefits in the event of a change in control of the Company. For these purposes, a change of control includes any change of control that would be required to be reported under the federal proxy rules, and would include the acquisition of more than two thirds of our outstanding shares upon acceptance of tenders in the Offer pursuant to the Merger Agreement. The Plan provides for both severance benefits if the executive is terminated without cause or resigns for good reason within 24 months after a change of control, and for a transaction bonus payable upon consummation of a change of control. The entitlement of the executive officers to severance benefits under the plan has been altered under employment agreements entered into by the Company and the executive officers prior to the commencement of the Offer and which will become effective upon acceptance of tenders of and payment for the shares pursuant to the Offer as described below.

The Plan provides for severance payments that vary based on the position of the executive and that are payable if (i) we terminate the executive’s employment for a reason other than for cause, or (ii) if the executive terminates his employment for good reason, within 24 months after a change in control. The payment is equal to the sum of (x) 36 times for Mr. Dutcher, and 24 times for Messrs. Colacci, Fisher, Gustafson, and McCarrey, the executive’s highest monthly base salary during the six months immediately before his termination, and (y) all annual incentive payments that the executive would have received for the year in which his termination occurs. In addition, we are required under the plan to continue welfare benefits for a period of time after termination equal to 36 months for Mr. Dutcher, and 24 months for Messrs. Colacci, Fisher, Gustafson, McCarrey, or if shorter, until the executive obtains full-time employment providing similar benefits. If an executive is terminated during the 24 months after a change of control, the Plan also obligates us to provide group outplacement counseling services having a value not exceeding $20,000 for Mr. Dutcher, and $15,000 for Messrs. Colacci, Fisher, Gustafson, and McCarrey. Mr. Dutcher is also entitled to payments under a Supplemental Executive Retirement Deferred Compensation Agreement (the “SERP Agreement”) for an additional two years after a change of control.

The Plan also provides for a cash payment to executive officers upon a change in control, regardless of whether the executive’s employment is terminated. We are obligated under this provision to pay a cash bonus from a bonus pool when the change of control occurs. The amount of the bonus pool is based on the premium in value represented by the transaction over the value of our shares prior to public announcement of the transaction. The Plan provides that the value prior to announcement is measured by the stock price averaged over the thirty days prior to announcement of a change in control agreement. If the premium is less than 11%, no bonus pool is created. If the premium is 11-20%, the bonus pool is 2% of the transaction value. If the premium is 21-30%, the bonus pool is 2.5% of the transaction value. If the premium is 31-40%, the bonus pool is 3% of the transaction value. If the premium is 41-50%, the bonus pool is 3.5% of the transaction value. If the premium is greater than 50%, the bonus pool is 4% of the transaction value. The Plan provides that the participation in the bonus pool of Mr. Dutcher is 30%, and of Messrs. Colacci, Fisher, Gustafson, and McCarrey is 10%.

The average price during the thirty days prior to announcement of execution of the Merger Agreement on February 11, 2008 was $14.13. The transaction price represents a premium of 36% over such price and the bonus pool is therefore 3% of the aggregate price to holders of shares, for a total pool of approximately $10,871,160. Accordingly, we estimate that the acceptance and payment for the Shares will result in Robert G. Dutcher receiving a cash transaction bonus of approximately $3,261,348. In addition, we estimate that each of Irving R. Colacci, Jules L. Fisher, James D. Gustafson and Shawn F. McCarrey will be paid a cash transaction bonus of approximately $1,087,116.

Under the Plan, Robert G. Dutcher is also entitled to receive gross-up payments related to taxes imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, on any payments or distributions.

At the request of Parent, but as approved by our Compensation Committee, we entered into employment agreements with Mr. Dutcher on February 11, 2008 and with Messrs. Colacci, Fisher, Gustafson, and McCarrey on February 19, 2008. These employment agreements are only effective on and after the acceptance and payment for Shares in the Offer pursuant to the Merger Agreement.

When effective, the employment agreement with Mr. Dutcher requires us to pay (i) all of the sums due Mr. Dutcher as a cash transaction bonus under the Plan, as detailed above, (ii) an additional payment equal to the severance payments under the plan that would be due Mr. Dutcher if his employment had been terminated on the effective date of the employment agreement, including all gross-up payments, and (iii) all contributions and annual payments due under the SERP Agreement, as detailed above. The agreement also provides for Mr. Dutcher’s continued employment for a period of one year. We estimate that the aggregate cash value of salary and bonus severance payments due to Mr. Dutcher under the Plan, is approximately $1,694,096, and the cash value of the payments under the SERP Agreement is approximately $276,219. Further, the employment agreement provides that we will continue the health and welfare benefits afforded Mr. Dutcher at the effective date of the agreement until the 60th month after the change of control, as opposed to the 36 months of such benefits due Mr. Dutcher under the Plan.

We estimate that the cash value of this benefit at approximately $106,335. Based on preliminary calculations, we estimate the amount of the gross-up payment that will be due Mr. Dutcher at approximately $2,811,000.

During the one year term of his employment under the employment agreement, Mr. Dutcher will serve as President of the Company and will be paid a base salary equal to $390,000 per year, plus a bonus based upon achievement of certain targets of up to $260,000. Mr. Dutcher has also agreed to provide up to one hundred hours per year of consulting services at a rate of $250.00 per hour for a period of two years following the termination of his employment under the employment agreement.

When effective, the employment agreements with Mr. Fisher and Mr. Colacci, require us to pay (i) all of the sums due Mr. Fisher and Mr. Colacci as a cash transaction bonus under the Plan, and (ii) an additional payment equal to the severance payments that would be due Mr. Fisher and Mr. Colacci under that plan if their employment had been terminated on the effective date of their employment agreements. We estimate that the aggregate value of severance payments due Mr. Fisher under the plan at approximately $664,254 and due Mr. Colacci under the Plan at approximately $664,254.

During the six month term of their employment agreements, Mr. Fisher will be paid a base salary equal to $200,000 per year, plus a bonus based upon achievement of certain targets of up to $65,500, and Mr. Colacci will be paid a base salary equal to $190,000 per year, plus a bonus based upon achievement of certain targets of up to $60,000. In addition, Mr. Fisher and Mr. Colacci will receive the health and welfare benefits, and other benefits (including automobile allowance, health club membership allowance, tax preparation allowance, and deferred compensation contribution) they received prior to the effective date for the six month term of the employment agreements, and continuing for two years after those agreements terminate. We estimate the value of these benefits during the two years after termination at $72,813 for Mr. Fisher and $70,207 for Mr. Colacci. Mr. Fisher and Mr. Colacci will also be entitled to $15,000 of group outplacement counseling services after termination of their employment agreements.

The employment agreements with Mr. Gustafson and Mr. McCarrey provide for the continued employment of the executives until the agreement is terminated. The agreements may be terminated by us or the executive with 30 days written notice. Under these employment agreements, we acknowledge that Mr. Gustafson and Mr. McCarrey are entitled to the cash transaction bonus under the Plan, at the effective date of each employment agreement. Under the employment agreements, both Mr. Gustafson, and Mr. McCarrey have waived any severance payments due under the Plan as a result of termination of employment. Instead, each employment agreement provides that in the event the executive’s employment is terminated prior to the second anniversary of the employment agreement without “cause” (as defined in the employment agreement), the executive shall be entitled to participate in our welfare benefit plans and receive other equivalent benefits for a period of 24 months following the termination and will be entitled to a severance payment of $578,671 for Mr. Gustafson and $675,860 for Mr. McCarrey. If the executive remains employed after the second anniversary of the agreement, the executive is entitled to a retention bonus of $100,000.

During the term of the agreements, Mr. Gustafson will be paid an annual base salary equal to $189,600 per year, plus an annual bonus based upon achievement of certain targets of up to $133,000. Mr. McCarrey will be paid an annual base salary equal to $204,000 per year, plus an annual bonus based upon achievement of certain targets of up to $200,000. Because we were exceeding bonus targets at the time of announcement of the transaction and because our performance for the fiscal year ending July 31, 2008 may be affected by the change in control, the employment agreements for Mr. Gustafson and Mr. McCarrey provide for full payment of the annual bonus as of July 31, 2008, and a bonus of a pro rata amount (five-twelfths) based upon achievement of new targets for the balance of the current calendar year.

In addition to benefits under our Plan, all of the stock options that are outstanding and all of the shares of restricted stock that are outstanding become fully vested upon a change of control.

The following table sets forth our current estimate of benefits under these arrangements that will be due our named executive officers and assumes that Mr. Dutcher’s employment will terminate after the one-year term of his employment agreement, and Mr. Fisher and Mr. Colacci’s employment will terminate after the six-month term of their employment agreements:

	Severance Payment				Cash						Estimated
	Salary		Incentive		Transaction	Benefit(1)		Outplacement		Accelerated(2)	Tax
Name	Continuation		Bonus		Bonus	Continuation		Benefit		Vesting	Gross-Up	Total

Robert G. Dutcher		$1,170,000		$524,096	$3,261,348		$106,335	$	N/A	$845,838	$2,810,681	$8,718,298
Irving R. Colacci		$380,000		$253,254	$1,087,116		$70,207		$15,000	$396,110	N/A	$2,201,687
Jules L. Fisher		$400,000		$264,254	$1,087,116		$70,813		$15,000	$457,050	N/A	$2,294,233
James D. Gustafston(3)	$	N/A	$	N/A	$1,087,116	$	N/A	$	N/A	$394,797	N/A	$1,481,913
Shawn F. McCarrey(3)	$	N/A	$	N/A	$1,087,116	$	N/A	$	N/A	$390,729	N/A	$1,477,845

(1)	Includes health and welfare insurance premiums, tax preparation allowances, automobile allowances, for Mr. Colacci, and Mr. Fisher, contributions under a nonqualified deferred compensation plan, and health club dues.

(2)	Represents the number of shares of restricted stock that remain unvested multiplied by $19.50 plus the difference between $19.50 and the exercise price of unvested options multiplied by the number of shares subject to such unvested options.

(3)	Mr. Gustafson and Mr. McCarrey will be entitled to severance payments, group outplacement counseling services and benefit continuation only if their employment is terminated by the Company without cause after the acceptance of shares in the tender offer. If their employment continues for the two years following the effective date of the employment agreements, Mr. Gustafson and Mr. McCarrey each will also be entitled to a $100,000 retention bonus.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information on equity compensation plans under which equity securities of the Company are authorized for issuance, as of July 31, 2007:

	Number of		Number of securities remaining
	securities to be	Weighted-average	available for future issuance under
	issued upon exercise	exercise price of	equity compensation plans
	of outstanding	outstanding	(excluding securities reflected in the
Plan category	options	options	second column)

Equity compensation plans approved by Security holders(1)	3,324,666	$11.12	370,764
Equity compensation plans not approved by Security holders	None	N/A	None
Total	3,324,666	$11.12	370,764

(1)	Includes our 1992 and 1999 Stock Compensation Plans.

AUDIT COMMITTEE REPORT AND PAYMENT OF FEES TO ACCOUNTANTS

Payment of Fees to Accountants

The following table presents fees billed for professional services rendered for the audit of our annual financial statements for fiscal years 2006 and 2007 and fees billed for other services provided by the our independent auditors in each of the last two fiscal years.

	Fiscal Year 2006	Fiscal Year 2007

Audit Fees(1)	$273,703	$367,304
Audit-Related Fees(2)	$89,395	$20,948
Tax Fees(3)	$95,392	$125,688
All Other Fees(4)	$19,770	$—

(1)	Audit Fees consisted of fees billed by Deloitte & Touche LLP for services rendered in auditing our financial statements for fiscal years 2006 and 2007, and reviewing the financial statements included in our quarterly reports on Form 10-Q for fiscal years 2006 and 2007, and services related to Sarbanes-Oxley 404 certification.

(2)	Audit-Related Fees consisted of fees for fiscal year 2005 and 2006 audits of our 401(k) Plan and fees related to special projects in connection with business initiatives during fiscal year 2006.

(3)	Tax Fees consisted of preparation of fiscal year 2005 and 2006 corporate income tax returns, and consultation on international tax issues.

(4)	All Other Fees consists of analysis of our Change in Control Termination Pay Plan.

Prior to engagement of our auditors to render audit or non-audit services, the engagement is approved by our Audit Committee.

Our Audit Committee has determined that the provision of non-audit services was compatible with maintaining the independence of Deloitte & Touche LLP.

Report of the Audit Committee of the Board of Directors

The Audit Committee is responsible for overseeing management’s financial reporting practices and internal controls.

The Audit Committee operates under a written charter adopted by the Board of Directors. All of the members of the Audit Committee are independent for purposes of current Nasdaq listing requirements.

The Audit Committee has reviewed and discussed the audited financial statements of Possis for the fiscal year ended July 31, 2007 with management. The Audit Committee has discussed with Deloitte & Touche LLP, our independent public accountants, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

The Audit Committee has also received the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee has discussed the independence of Deloitte & Touche LLP with that firm.

Based on the Audit Committee’s review and discussions described above, the Audit Committee recommended to the Board of Directors that the Company’s audited financial statements be included in the Possis Annual Report on Form 10-K for the fiscal year ended July 31, 2007 for filing with the SEC.

Audit Committee of the Board of Directors
Whitney A. McFarlin, Chair
William C. Mattison, Jr.
Rodney A. Young

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company compensates non-employee directors for their services on our Board of Directors and its committees. Please refer to the section above entitled “Director Compensation.”

Mary Brainerd, a director of the Company, serves as President and Chief Executive Officer of HealthPartners, Inc., a family of non-profit Minnesota health care organizations. HealthPartners, Inc. provides the health coverage of the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who beneficially own more than 10% of our securities to file initial reports of ownership of those securities on Form 3 and reports of changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission. Specific due dates for these reports have been established by the Securities and Exchange Commission, and we are required to disclose in this Information Statement any failure to timely file the required reports by these dates. Based solely on our review of the copies of these reports received by us and written representations from our directors and executive officers, we believe that our executive officers and directors complied with all Section 16(a) filing requirements for the fiscal year ended July 31, 2007.

Annex B
Opinion of Greene Holcomb & Fisher

February 10, 2008

The Board of Directors
Possis Medical, Inc.
9055 Evergreen Boulevard NW
Minneapolis, MN 55433

Ladies and Gentlemen:

We understand that Possis Medical, Inc. (“Possis”), MEDRAD, Inc. (“Parent”) and a wholly owned subsidiary of Parent (“Purchaser”), intend to enter into an Agreement and Plan of Merger to be dated as of February 10, 2008 (the “Agreement”), pursuant to which (i) Purchaser will commence a cash tender offer (the “Tender Offer”) for all of the issued and outstanding shares of Possis common stock, par value $0.40 per share (the “Possis Common Stock”), for $19.50 per share, net to the seller in cash (the “Consideration”) and (ii) Purchaser will be merged with and into Possis in a merger (the “Merger” and, together with the Tender Offer, the “Transaction”) in which each share of Possis Common Stock not acquired in the Tender Offer, subject to certain customary exceptions, will be converted into the right to receive the Consideration. We further understand that, in connection with the Transaction, Parent and certain shareholders of Possis (the “Selected Shareholders”) intend to enter into tender and support agreements, to be dated as of the date of the Agreement, pursuant to which the Selected Shareholders will agree, among other things, to tender all shares of Possis Common Stock held by such shareholders in the Tender Offer. You have provided us with a copy of the Agreement in substantially final form.

You have asked us to render our opinion as to whether the Consideration is fair, from a financial point of view, to the holders of Possis Common Stock, excluding Parent and its affiliates.

In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed a draft dated February 10, 2008 of the Agreement;

•	reviewed Possis’ audited financial statements on Form 10-K for the fiscal years ended July 31, 2005, 2006 and 2007; Possis’ interim financial information on Form 10-Q for the three (3) months ended October 31, 2007; and Possis’ preliminary results for the three (3) months and six (6) months ended January 31, 2008;

•	reviewed Possis’ Proxy Statement dated November 6, 2007;

•	reviewed certain internal financial projections for Possis for the years ending July 31, 2008 through July 31, 2012 (the “Projections”), all as prepared and provided to us by Possis’ management;

•	performed discounted cash flow analyses based on the Projections;

•	met with certain members of Possis’ management to discuss Possis’ business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the Possis Common Stock;

•	reviewed recent analyst reports regarding Possis and its industry;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies that we deemed generally comparable to Possis; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by Possis or obtained by us from public sources, including, without limitation, the Projections referred to above. With respect to the Projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Possis as to the expected future performance of Possis. We have not

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The Board of Directors
Possis Medical, Inc.
February 10, 2008

assumed any responsibility for the independent verification of any such information, including, without limitation, the Projections, and we have further relied upon the assurances of the senior management of Possis that they are unaware of any facts that would make the information, including the Projections, provided to us, incomplete or misleading. We have assumed that there have been no material changes in the assets, financial condition, results of operations, business or prospects of Possis since the date of the last financial statements made available to us. We have also assumed that Possis is a not a party to any material pending transaction, including external financing, recapitalizations, acquisitions or merger discussions, other than the Transaction.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Possis, nor have we been furnished with any such appraisals. In addition, we have undertaken no independent analysis of any outstanding, pending or threatened litigation, material claims, possible unasserted claims or other contingent liabilities to which Possis or any of its affiliates is a party or may be subject, or of any other governmental investigation of any possible unasserted claims or other contingent liabilities to which Possis or any of its affiliates is a party or may be subject. At Possis’ direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims, investigations or possible assertions of claims, or the outcomes or damages arising out of any such matters. During the course of our engagement, we were asked by the Possis Board of Directors to solicit indications of interest from various third parties regarding a transaction with Possis, and we have considered the results of such solicitation in rendering our opinion.

We have assumed that all the necessary governmental and regulatory approvals and consents required for the Transaction will be obtained and that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on Possis or the contemplated benefits to Possis of the Transaction or will otherwise change the amount of the Consideration. We do not express any opinion as to the price or range of prices at which the shares of Possis Common Stock may trade subsequent to the announcement of the Transaction.

Greene, Holcomb & Fisher LLC (“Greene Holcomb & Fisher”), as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes. We are currently acting as financial advisor to Possis in connection with the Transaction, for which Possis will pay us a fee for such services that is contingent upon the consummation of the Tender Offer. For our services in rendering this opinion, Possis will pay us a fee that is not contingent upon the consummation of the Tender Offer. In addition, Possis has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. Greene Holcomb & Fisher may seek to provide Possis and Parent and their respective affiliates certain investment banking and other services unrelated to the Transaction in the future.

This letter is furnished pursuant to our engagement letter dated April 12, 2006, as amended, and has been approved by our fairness opinion committee. It is understood that this letter is intended for the benefit and use of the Board of Directors of Possis and does not constitute a recommendation to the Board of Directors of Possis as to how to vote in connection with its consideration of the Agreement nor does this letter constitute a recommendation to any holders of Possis Common Stock as to whether to tender any shares of Possis Common Stock pursuant to the Tender Offer or as to how to vote in connection with the Merger. This letter does not address Possis’ underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Possis or the effects of any other transaction in which Possis might engage. This letter does not express an opinion regarding the fairness of the amount or nature of the compensation that is being paid in the Transaction to any of Possis’ officers, directors or employees, or class of such persons, relative to the compensation to the public shareholders of Possis. Finally, we understand that certain managers of Possis (the

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“Possis Managers”) have negotiated separate bonus agreements with the Parent pursuant to which they will receive a cash bonus upon consummation of the Transaction. We express no opinion or view as to the merits of such bonus agreements or as to the fairness of such agreements to the Possis Managers or to the other equity holders of Possis from a financial point of view or otherwise.

This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 or any proxy statement to be distributed to the holders of Possis Common Stock in connection with the Merger.

Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing, and the conclusions reached in, this opinion. We assume no responsibility for updating, revising or reaffirming our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of Possis Common Stock, excluding Parent and its affiliates.

Sincerely,

/s/  GREENE HOLCOMB & FISHER LLC

GREENE HOLCOMB & FISHER LLC

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